Exhibit 2.2
ASSET PURCHASE AGREEMENT
THIS AGREEMENT is dated December 14, 2006 and is entered into

AMONG:	TRM (CANADA) CORPORATION, a corporation existing under the laws of Canada (hereinafter called the “Seller”),

AND:	EZEE ATM LP, a limited partnership under the laws of the Province of Ontario, by its general partner, EZEE ATM GP INC. (hereinafter called the “Purchaser”),

AND:	TRM CORPORATION, a corporation existing under the laws of Oregon (hereinafter called the “Shareholder”).
WHEREAS the Seller owns and operates a portfolio of automated teller machines in Canada; and
WHEREAS the Purchaser desires to acquire and the Seller desires to sell to the Purchaser at Closing substantially all of the assets related to this portfolio, more fully described below as the Purchased Assets, upon the terms and subject to the conditions set forth herein.
NOW THEREFORE, IN CONSIDERATION of the premises and the mutual agreements herein contained, the parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Schedules.
     The following are the exhibits and schedules attached to and forming part of this Agreement:

Exhibit “A”	—	Purchased Contracts
Schedule 2.1	—	Purchased Assets
Schedule 2.2	—	Excluded Assets
Schedule 3.3	—	Allocation of Purchase Price
Schedule 3.5	—	Purchase Price Adjustments
Schedule 5.1	—	Exception Disclosure Schedule
Schedule 5.1(d)	—	Required Consents
Schedule 5.1(h)	—	Termination Notices
Schedule 5.1(i)	—	Contracts

Schedule 5.1(p)	—	Licenses
Schedule 5.1(q)	—	Employee Plans
Schedule 7.12	—	Employees
1.2 Defined Terms.
     In this Agreement, the following terms and expressions will have the following meanings:
(a)	“3DES” has the meaning given to that term in subsection 1.2(vv).

(b)	“Act” means the Business Corporations Act (Ontario) as in effect on the date hereof.

(c)	“Actual Closing Date Payables” has the meaning given to that term in subsection 3.5(c).

(d)	“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

(e)	“Agreement” means this Asset Purchase Agreement, and all schedules and exhibits thereto, as the same may be amended, supplemented or restated, from time to time.

(f)	“Ancillary Documents” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by the Seller in connection with the transaction contemplated hereby.

(g)	“Assigned Contracts” has the meaning given to that term in subsection 2.1(a).

(h)	“Assumed Liabilities” has the meaning given to that term in Section 4.1.

(i)	“ATM” means an automated teller machine or an automated banking machine.

(j)	“ATM Management Contract” means a Contract to provide transaction processing and management services to an ATM through a Switch, together with such other ATM related services as may be specified in that Contract.

(k)	“Base Inventory Amount” has the meaning given to that term in subsection 3.5(a).

(l)	“Books and Records” has the meaning given to that term in subsection 2.1(h).

(m)	“Business” means the business carried on by the Seller of owning ATMs (including the hardware and software necessary to deploy and operate the ATMs) and providing ATM transaction processing and management services in Canada (including, without limitation, setting surcharge rates, determining surcharge and interchange sharing arrangements and providing branding and other forms of surcharge-free access to ATMs).

(n)	“Change Over Time” means 9:00 p.m. (Toronto time) on December 31, 2006.

(o)	“Closing” means the completion of the sale of the Purchased Assets pursuant to this Agreement and any other transactions contemplated by this Agreement.

(p)	“Closing Date” means January 8, 2007 or such other date as may be mutually agreed upon in writing by the Seller and the Purchaser.

(q)	“Closing Date Payables” means all amounts payable and liabilities (whether absolute, accrued, contingent or otherwise) owing as at the Closing Date by the Seller to any Person, including without limitation Location Providers or Investors, under the Assigned Contracts, but for greater certainty shall not include Uncashed Cheques Liability.

(r)	“Contract” means any contract, sub-contract, lease, sublease, license, loan agreement, mortgage, note, joint venture agreement, outsourcing agreement and partnership agreement or other contract, commitment, agreement, understanding or instrument of any kind, whether written or oral, and whether express or implied.

(s)	“Declining Employees” has the meaning given to that term in subsection 7.13(a).

(t)	“eFunds” has the meaning given to that term in section 7.17.

(u)	“eFunds Agreement” has the meaning given to that term in section 7.17.

(v)	“Employees” has the meaning given to that term in subsection 7.13(a).

(w)	“Employee Plans” has the meaning given to that term in subsection 5.1(q).

(x)	“Escrow Agreement” has the meaning given to that term in subsection 8.1(k).

(y)	“Estimated Closing Date Payables” means the estimate of the Closing Date Payables, to be prepared in good faith by the Seller, delivered to the Purchaser at least two (2) Business Days prior to the Closing Date.

(z)	“ETA” means the Excise Tax Act (Canada), as amended from time to time.

(aa)	“Excluded Assets” has the meaning given to that term in Section 2.2.

(bb)	“Expiration Date” has the meaning given to that term in subsection 10.1(d).

(cc)	“Fee Transaction” means an ATM transaction resulting in the payment of an Interchange Fee.

(dd)	“Financial Statements” means the Unaudited Financial Statements and the Interim Financial Statements.

(ee)	“GAAP” means United States generally accepted accounting principles in effect from time to time.

(ff)	“Holdback Amount” has the meaning given to that term in subsection 3.2(a).

(gg)	“Indemnified Party” has the meaning given to that term in Section 11.3.

(hh)	“Indemnifying Party” has the meaning given to that term in Section 11.3.

(ii)	“Intellectual Property” means any trade or brand names, business names, trade-marks (including logos), trade-mark registrations and applications, service marks, service mark registrations and applications, equipment and parts lists and descriptions, instruction manuals, software, computer programs and code of all types, interfaces applications tools, internet web sites, and internet domain names together with all rights under licences, registered user agreements, technology transfer agreements and other Contracts relating to any of the foregoing, whether registered or unregistered.

(jj)	“Interchange Fee” means the per transaction fee paid by a card issuer in respect of an ATM transaction.

(kk)	“Interim Financial Statements” means the unaudited financial statements of the Seller as at and for the nine (9) month period ended September 30, 2006.

(ll)	“Inventory” means all supplies, packaging materials, raw materials, spare parts and finished goods of the Business, including ATMs and parts therefor, but excluding: (i) all items of Inventory of a class, category or type of which no item has been sold in the twelve (12) month period prior to the Closing Date and (ii) all items of Inventory for which there is a greater than two (2) year supply based on the level of inventory turnover for such items for the twelve (12) month period ended December 31, 2005 (in which case only the items in excess of a two (2) year supply shall be excluded for purposes hereof).

(mm)	“Inventory Count” has the meaning given to that term in Section 7.15.

(nn)	“Investor” means the provider of a Purchased Contract ATM who is neither the Seller nor the owner, tenant or occupant of the Location at which the Purchased Contract ATM is located.

(oo)	“Investor Contract” means a Purchased Contract with an Investor.

(pp)	“Law” means: (i) any domestic or foreign statute, law (including the common and civil law and equity), constitution, code, ordinance, rule, regulation, restriction, regulatory, policy or guideline having the force of law, by-law (zoning or otherwise) or Order, (ii) any consent, exemption, approval or License of any Regulatory Authority, and (iii) any policy, practice or guideline of, or Contract with any Regulatory Authority which, although not actually having force of law, is considered by such Regulatory Authority as having the force of law.

(qq)	“Licences” means all notifications, licenses, permits, franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Regulatory Authority, and applications therefor.

(rr)	“Lien” means any mortgage, lien, charge, restriction, pledge, security interest, hypothec, lease or sublease, claim, right of any third party, easement, encroachment, encumbrance or title retention agreement of any nature or kind.

(ss)	“Location” means the location of a Purchased Contract ATM.

(tt)	“Location Provider” means the Person under a Purchased Contract who is entitled to receive payments for allowing the Purchased Contract ATM to be located at its Location. For clarification, the Location Provider may be the owner, tenant or occupant of the Location or an Investor.

(uu)	“Losses”, in respect of a matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, obligations costs, penalties, fines and expenses (including, without limitation, all loss of profit related solely to the Purchased Assets and all reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising, incurred or suffered as a consequence of such matter but excluding any indirect or consequential damages, including lost opportunities, or any exemplary, punitive or special damages.

(vv)	“Material Adverse Effect” means any effect that is or could reasonably be expected to be materially adverse to the Purchased Assets (taken as a whole) or the Assumed Liabilities (taken as a whole) or to the financial condition, results of operations, prospects, assets, liabilities or properties of the Shareholder including any effect that shall have occurred or been threatened that (when taken together with all other effects that have occurred or been threatened) is or could reasonably be expected to prevent or materially delay the performance by the Seller or the Shareholder of its obligations hereunder or under the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, but excluding any effect resulting from or relating to: (i) general economic conditions or general effect on the industry (including, for greater certainty, any impact or change as a result of triple data encryption standards (“3DES”)) in which the Business is primarily engaged, in either case, that do not affect the Purchased Assets (taken as a whole) or the Assumed Liabilities (taken as a whole) in a materially disproportionate manner; (ii) any action taken by the Purchaser or any Affiliate or representative of the Purchaser; (iii) the public announcement of the transactions contemplated by the Agreement; or (iv) the outbreak or escalation of hostility involving or affecting Canada or the occurrence of any other calamity or crisis (including any act of terrorism) or any change in political conditions in Canada or elsewhere.

(ww)	“Non-Competition Period” has the meaning given to that term in Section 12.2.

(xx)	“Non-Solicit Period” has the meaning given to that term in Section 12.1.

(yy)	“Order” means any order, judgment, injunction, decree, stipulation, determination, award, decision, ruling or writ of any Regulatory Authority or other Person.

(zz)	“Person” means an individual, legal person, corporation, partnership, association, limited liability company, joint stock company, joint venture trust, unincorporated organization, Regulatory Authority or other entity.

(aaa)	“Purchased Assets” has the meaning given to that term in Section 2.1.

(bbb)	“Purchased Contracts” means, subject to subsection 3.5(f)(iv)(A), any and all ATM Management Contracts under which the Seller provides transaction processing services in Canada through the Seller’s or the Seller’s agent’s Switch including, without limitation, those ATM Management Contracts identified on Schedule 5.1(i) hereto and the Wal-Mart Contract, as well as any and all Contracts with suppliers, sub-dealers and distributors of the Seller or otherwise relating to the Business as the Purchaser wishes to purchase.

(ccc)	“Purchased Contract ATM” means an ATM which is subject to a Purchased Contract.

(ddd)	“Purchase Price” has the meaning given to that term in Section 3.1.

(eee)	“Purchase Price Contribution Amount” has the meaning given to that term in Exhibit “A”.

(fff)	“Purchaser Indemnified Parties” has the meaning given to that term in Section 11.1.

(ggg)	“Regulatory Authority” means any federal, state, regional, provincial, territorial, municipal, local or foreign (including Canadian) government or other political subdivision thereof, and any entity, court, commission, agency or official exercising executive, legislative, judicial, quasi-judicial, regulatory or administrative functions of or pertaining to government and shall include, for greater certainty, the Securities and Exchange Commission and any other equivalent body, foreign or domestic.

(hhh)	“Required Consents” has the meaning given to that term in subsection 5.1(d).

(iii)	“Retained Names and Marks” has the meaning given to that term in Section 7.11.

(jjj)	“Seller Indemnified Parties” has the meaning given to that term in Section 11.2.

(kkk)	“Seller Owned ATM” means the Purchased Contract ATMs identified in Exhibit “A” hereto under the column “Seller Owned ATMs”.

(lll)	“Surcharge” means the convenience fee charged to a customer in respect of a Fee Transaction.

(mmm) “Switch” means a Person who processes ATM transactions through Interac.

(nnn)	“Taxes” means (a) all taxes, assessments, charges, duties, fees, levies and other charges of a Regulatory Authority, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, GST, HST and all other taxes of any kind for which a Seller or the Purchaser may have any liability imposed by any Regulatory Authority, whether disputed or not, and any charges, interest or penalties imposed by any Regulatory Authority with respect to the foregoing, and (b) any liability for the payment of any amount of the type described in the immediately preceding clause as a result of being a “transferee” (within the meaning of section 160 of the Tax Act or any other applicable Law) of another Person or a member of an affiliated, related or combined group.

(ooo)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

(ppp)	“Tax Return” means any report, return, declaration or other information required to be supplied to a Regulatory Authority in connection with Taxes, including estimated returns and reports of every kind with respect to Taxes.

(qqq)	“Termination Date” means the date prior to Closing when this Agreement is terminated in accordance with Article 10.

(rrr)	“Time of Closing” means 10:00 a.m. (Toronto time) on the Closing Date.

(sss)	“Transferred Employees” has the meaning given to that term in subsection 7.13(a).

(ttt)	“Transition Period” has the meaning given to that term in Section 7.11.

(uuu)	“TRM Competitive Business” has the meaning given to that term in subsection 12.2(b).

(vvv)	“Unaudited Financial Statements” means the unaudited financial statements of the Seller as at and for the financial years ended December 31, 2004 and December 31, 2005, including the notes thereto.

(www)	“Uncashed Cheque Liability” has the meaning given to that term in subsection 3.4(b).

(xxx)	“Uncashed Cheques List” has the meaning given to that term in subsection 3.4(b).

(yyy)	“Underlying Contracts” has the meaning given to that term in subsection 3.5(f)(iv)(B).

(zzz)	“Vault Cash” means any money, currency or funds located in an ATM for cash withdrawal by a holder of a credit card, debit card, loyalty card or similar card that permits access to services at an ATM.

(aaaa)	“Vault Cash Agreement” has the meaning given to that term in Section 7.16 hereof.

(bbbb)	“Wal-Mart Consent” has the meaning given to that term in subsection 8.1(d).

(cccc)	“Wal-Mart Contract” means the Amended and Restated License Agreement dated September 26, 2006 between Wal-Mart Canada Corp. and the Seller.

(dddd)	“Wal-Mart Group” has the meaning given to that term in subsection 12.2(b).
1.3 Currency.
     Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian funds.
1.4 Sections and Headings.
     The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a section, subsection, clause or a schedule refers to the specified section, subsection or clause of or schedule to this Agreement.
1.5 Number, Gender and Persons.
     In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing Persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.
1.6 Entire Agreement.
     This Agreement, the Non-Disclosure Agreement between the Shareholder and the Purchaser dated April 25, 2006 and the Ancillary Documents constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral (including the expression of interest dated September 8, 2006 executed by the Purchaser and the Seller). There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.
1.7 Time of Essence.
     Time shall be of the essence of this Agreement.
1.8 Applicable Law.
     This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.
1.9 Severability.
     If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.
1.10 Successors and Assigns.
     This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns. Subject to Section 13.6, no party may assign any of its rights or obligations hereunder without the prior written consent of the other parties.
1.11 Amendment and Waivers.
     No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.
1.12 Knowledge.
     In this Agreement, the phrase “to the Knowledge of the Seller” or other similar phrases means to the actual knowledge of Dan Tierney, Jeff Conn, Michael Scully and Graham Alexander, after reasonable due inquiry and diligence.

ARTICLE 2
PURCHASE AND SALE OF PURCHASED ASSETS
2.1 Purchased Assets.
     The Seller hereby agrees to sell, transfer and assign to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, in consideration for the Purchase Price, all of the Seller’s right, title and interest in and to, except for the Excluded Assets, all of the assets, properties and rights of every kind, nature, character and description, whether real, personal or mixed, whether tangible or intangible, and wherever situated, relating to or utilized in the Business in existence on the date hereof and any additions thereto on or before the Closing Date including, without limitation, the following assets, properties and rights (the “Purchased Assets”):
(a)	all right, title and interest of the Seller under the following Contracts (collectively, the “Assigned Contracts”):
(i)	the Purchased Contracts;

(ii)	leases of personal property set out in part I of Schedule 2.1;

(iii)	orders or Contracts for the provision of goods or services by the Seller in connection with the Business in the ordinary course of business, including unfilled purchase or service orders which relate to the Business accepted by the Seller in the ordinary course of business;

(iv)	the Wal-Mart Contract; and

(v)	the other Contracts described in part II of Schedule 2.1;
(b)	all of the Seller Owned ATMs and related accessories;

(c)	all of the Inventory;

(d)	all equipment, furnishings, tooling and other assets and all spare and replacement parts and ancillary assets thereto used in connection with the Business including, without limitation, the assets described in part III of Schedule 2.1;

(e)	subject to subsection 2.1(f) and Section 7.11, all Intellectual Property relating to or utilized in the Business;

(f)	all Intellectual Property relating to the “Access Cash” name in Canada only;

(g)	subject to Section 7.11, all goodwill associated with the Business, together with the exclusive right for the Purchaser to represent itself as carrying on the Business in succession to the Seller and the right to use any words indicating that the Business is so carried on;

(h)	all books, records, files and documents (other than those required by Law to be retained by the Seller, copies of which will be made available to the Purchaser) relating to the Business or the Purchased Assets including, without limitation, relevant employee work product owned by the Seller whether located on any laptops, desktops or otherwise stored electronically or in written form, customer and supplier lists, business reports, sales records, price lists and catalogues, sales literature, brochures and presentations, advertising material, service records, employee manuals, personnel records for the Employees, supply records, inventory records, software licence agreements, user manuals, financial, accounting, operations and sales books, records (including purchase orders and invoices), books of account, and correspondence files (together with, in the case of any such information which is stored electronically, the media on which the same is stored) (the “Books and Records”);

(i)	all warranties, representations, covenants, indemnities and similar rights (express and implied) which benefit the Seller and apply solely to the Business or any of the Purchased Assets;

(j)	the benefit of all restrictive covenants, confidentiality agreements, Orders or other rights under which the Seller is entitled to prevent any sales representative, dealer, distributor or current or former employee from competing with the Seller in Canada solely in respect of the Business, soliciting any Location Providers or disclosing any confidential information concerning the Purchased Assets or the Locations; and

(k)	rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by the Seller solely in connection with the Business, whether arising by way of counterclaim or otherwise, if any (including, without limitation, in respect of any Person who terminated an ATM Management Contract with the Seller in the last twelve (12) months).
     Notwithstanding subsections 2.1(i), (j) and (k), the Seller shall retain any and all benefits and rights as described therein in connection with any actions, lawsuits, judgments, claims and demands that may be asserted against it by any third party, including all defences and rights of counterclaim to such actions, lawsuits, judgments, claims and demands.
2.2 Excluded Assets.
     For greater certainty, the Purchased Assets shall not include any of the following property, assets or undertaking (collectively, the “Excluded Assets”):
(a)	any right, title and interest of Seller in and to the Retained Names and Marks as well as the “Access Cash” name outside of Canada (and all related Intellectual Property) and the Access Cash U.S. website as well as the Actress website, Oracle software licence, and ATM Manager Pro licence;

(b)	any right, title and interest in and to the “Access Cash” brand name anywhere outside of Canada;

(c)	assets relating to any business of the Seller other than the Business (including, without limitation, the business of owning and operating photocopier machines) such as photocopier equipment and parts and related Contracts as well as all computer equipment, software and tooling of those Employees other than Transferred Employees;

(d)	any and all right, title and interest of the Seller under the Contracts listed in Schedule 2.2 hereto;

(e)	any trade accounts receivable and trade debts due or accruing due to the Seller relating to the Business as at the Closing Date;

(f)	the leased facilities and all furniture and fixtures contained therein;

(g)	any bank accounts of the Seller; and

(h)	the rights that accrue to the Seller hereunder.
ARTICLE 3
PURCHASE PRICE
3.1 Purchase Price.
     The purchase price payable by the Purchaser to the Seller for the Purchased Assets (the “Purchase Price”) shall be the aggregate sum of $14,050,000 subject to the adjustments provided for in Sections 3.5 and 7.18 and Schedule 5.1, payable by wire transfer as set forth in Section 3.2. In addition to the foregoing payment, as consideration for the sale, assignment and transfer of the Purchased Assets, the Purchaser shall assume and discharge the Assumed Liabilities in accordance with Section 4.1.
3.2 Payment of Purchase Price.
     At the Time of Closing, the Purchaser shall:
(a)	deliver to the Escrow Agent (as this term is defined in the Escrow Agreement) on behalf and for the account of the Seller: (i) $1,000,000 (the “Holdback Amount”) to be dealt with in accordance with the terms of the Escrow Agreement; and

(b)	pay or cause to be paid to the Seller an amount equal to the Purchase Price minus the Holdback Amount and plus or minus, as the case may be, the net amount of the adjustments, if any, provided for in Section 3.5 hereof to the extent that such adjustments are to be made as of the Closing Date.

3.3 Allocation of Purchase Price.
     Subject to the adjustments provided for in Section 3.5, the Purchase Price shall be allocated among the Purchased Assets in the manner set out in Schedule 3.3. The Purchaser and the Seller shall file their Tax Returns on the basis of such allocation and no party to this Agreement shall thereafter take a Tax Return position inconsistent with such allocation unless such inconsistent position shall arise out of or through an audit or other inquiry or examination by the Canada Revenue Agency or other Regulatory Authority.
3.4 Accounts Receivable and Uncashed Cheques
(a)	The Purchaser shall purchase all accounts receivable relating to the Purchased Contracts from the Seller following the Closing for a purchase price to be agreed upon by the Purchaser and the Seller. If the Purchaser and the Seller cannot agree upon the purchase price for such accounts receivable by February 28, 2007, such accounts receivable shall not be purchased by the Purchaser. The Purchaser and the Seller agree that the purchase price paid for such accounts receivable shall be allocated to such accounts receivable and the Purchaser and the Seller shall file their Tax Returns on the basis of such allocation and no party to this Agreement shall thereafter take a Tax Return position inconsistent with such allocation unless such inconsistent position shall arise out of or through an audit or other inquiry or examination by the Canada Revenue Agency or other Regulatory Authority.

(b)	On February 28, 2007, the Seller shall deliver a detailed list of all uncashed cheques in circulation relating to amounts payable as at February 25, 2007 by the Seller to any Location Providers or Investors under the Assigned Contracts (with name of payee, amount and such other information as the Purchaser may reasonably request) (the “Uncashed Cheques List”) to the Purchaser and, as of February 28, 2007, the Purchaser shall assume all liabilities of the Seller in respect of the uncashed cheques identified in the Uncashed Cheques List (the “Uncashed Cheques Liability”). In consideration for the assumption by the Purchaser of the Uncashed Cheques Liability, the Seller shall pay to the Purchaser on February 28, 2007 an amount equal to the Uncashed Cheques Liability.
3.5 Adjustments.
     At or after Closing, as the case may be, the Purchase Price will be adjusted as follows:
(a)	To the extent that the value of the Inventory according to the Inventory Count exceeds the amount equal to $283,446.08 (the “Base Inventory Amount”), by increasing the Purchase Price by $1 for each dollar above the Base Inventory Amount.

(b)	To the extent that the value of the Inventory according to the Inventory Count is less than the Base Inventory Amount, by reducing the Purchase Price by $1 for each dollar below the Base Inventory Amount.

(c)	The Purchase Price shall be reduced at Closing by the amount of the Estimated Closing Date Payables. No later than fifteen (15) Business Days following the Closing Date, the Seller shall deliver to the Purchaser a statement setting out the actual amount of the Closing Date Payables as at the Closing Date, broken down by creditor and amount per creditor (the “Actual Closing Date Payables”), along with reasonable details and supporting documentation and reports (including from the relevant Seller’s Switches). Accordingly, if the amount of the Actual Closing Date Payables exceeds the amount of the Estimated Closing Date Payables, then the Seller shall promptly pay to the Purchaser the amount of such excess. If, however, the amount of the Estimated Closing Date Payables exceeds the amount of the Actual Closing Date Payables, then the Purchaser shall promptly pay to the Seller the amount of such excess.

(d)	The Seller acknowledges having been informed by the Purchaser that the Purchase Price has been determined by the Purchaser on the basis that the Wal-Mart Contract covered the management by the Seller of 279 ATMs, but that only 242 such ATMs are currently in operation and managed by the Seller under the Wal-Mart Contract. The Seller and the Purchaser agree that, in the event that 37 additional ATMs are not in operation under the Wal-Mart Contract by the Closing Date, the Purchase Price shall be reduced by the amount of $1.1,500 per ATM below the target of 37 additional ATMs. The total number of ATMs in operation under the Wal-Mart Contract as at the Closing Date is hereinafter referred to as the “Wal-Mart Baseline”.

(e)	The Seller and the Purchaser agree that, for every ATMs in operation and managed under the Wal-Mart Contract as of February 28, 2007 in excess of the Wal-Mart Baseline, the Purchase Price shall be increased by $11,500 for each such excess ATM. Any amount owing by the Purchaser to the Seller under this subsection (f) shall be payable by no later than March 9, 2007.

(f)	The Seller and the Purchaser agree that, in the event any Purchased Contract ATM listed in Exhibit “A” (excluding Purchased Contract ATMs governed by the Wal-Mart Contract) is either:
(i)	no longer processing transactions as at the Time of Closing other than for seasonal reasons only or for other mutually agreed Purchased Contract ATMs; or

(ii)	subject to a termination notice received by the Seller on or prior to the Closing Date (whether or not such Purchased Contract ATM is processing transactions as at the Time of Closing) pursuant to which a Location Provider, customer, distributor or dealer has indicated its intention to terminate the ATM Management Contract for that Purchased Contract ATM or to cease operating a Purchased Contract ATM;
then the Purchase Price shall be reduced as follows:

(iii)	for each Purchased Contract ATM covered by subsection 3.5(f)(i) above, by an amount equal to the Purchase Price Contribution Amount set out in Exhibit “A” for such Purchased Contract ATM;

(iv)	for each Purchased Contract ATM covered by subsection 3.5(f)(ii) above, by an amount equal to the Purchase Price Contribution Amount set out in Exhibit “A” for such Purchased Contract ATM which is subject to a termination notice provided that in the event a termination notice:
(A)	has been received on or prior to the Closing Date and that the Seller has proceeded to enter into a new or revised ATM Management Contract (in a form satisfactory to the Purchaser, acting reasonably) for such Purchased Contract ATM for a 5-year term prior to the Closing Date providing at least ninety percent (90%) of the amount of net revenue to the Seller prior to the renegotiation of the ATM Management Contract, then there shall be no adjustment to the Purchase Price. However, if such new or revised ATM Management Contract provides for net revenue to the Seller which is less than ninety percent (90%) of the amount of net revenue to the Seller prior to the renegotiation of the ATM Management Contract, then the Purchaser shall have the option to either exclude such ATM Management Contract from the Purchased Contracts (in which case the Purchase Price shall be reduced by the amount of the Purchase Price Contribution Amount for the Purchased Contracts ATM relating to such ATM Management Contract) or choose to include such ATM Management Contract as a Purchased Contract (in which case the Purchase Price shall be reduced by an amount equal to the Purchase Price Contribution Amount for the Purchased Contracts ATM relating to such ATM Management Contract pro-rated on the basis of the net revenue received by the Seller under the ATM Management Contract prior to the re-negotiation divided by the net revenue received by the Seller after the re-negotiation); or

(B)	relates to an ATM Management Contract with a dealer or distributor (which itself has entered into one or more ATM Management Contracts with Location Providers for the Purchased Contract ATMs (the “Underlying Contracts”)) and provides for the termination of the Underlying Contracts at the expiry of their term, then the Purchase Price shall be reduced for each Underlying Contract so affected by an amount equal to the remaining number of 30-day periods in the term of such Underlying Contract multiplied by 50% divided by 72, the product of which is then multiplied by the Purchase Price Contribution Amount for the Purchased Contract ATM relating to such Underlying Contract.

Exhibit “A” shall be updated immediately prior to the Closing to show which ATMs are processing transactions as at the Time of Closing solely for the purposes of computing an adjustment to the Purchase Price pursuant to this Subsection 3.5(f)(iv).

(g)	The Seller and the Purchaser agree that, in the event that there are any Purchased Contract ATMs (excluding ATMs covered by the Wal-Mart Contract) processing transactions as at the Time of Closing in addition to those listed in Exhibit “A”, then the Purchase Price shall be increased by an amount equal to the net revenue per transaction to the Seller as provided for in the ATM Management Contract for such Purchased Contract ATM multiplied by 200 multiplied by 37 for each such additional Purchased Contract ATM.

(h)	There shall also be adjustments to the Purchase Price as set out in Schedule 3.5.
3.6 Payment of Taxes.
     The Purchaser will pay direct to the appropriate taxing authorities all sales and transfer taxes, registration charges and transfer fees, and applicable excise taxes (including GST) applicable in respect of the purchase and sale of the Purchased Assets under this Agreement and, upon the reasonable request of the Seller, the Purchaser will furnish proof of such payment.
     The Seller and the Purchaser agree that they shall jointly execute and timely file an election under Section 167 of the ETA and similar elections under applicable provincial legislation with respect to the purchase and sale of the Purchased Assets pursuant to this Agreement.
     The Purchaser shall, at all times, indemnify and hold harmless the Seller, its directors, officers, and employees against and in respect of any and all amounts assessed by any taxing authority in the event that the election under Section 167 of the ETA or similar elections under applicable provincial legislation made by the Purchaser was inapplicable, invalid, or not properly made, including all taxes, interest, and penalties assessed as a consequence of or in relation to any such assessment. This indemnity shall survive the Closing Date for the period set forth in subsection 6.1(c).
ARTICLE 4
ASSUMPTION OF LIABILITIES
4.1 Assumption of Certain Liabilities by the Purchaser.
     Subject to the provisions of this Agreement, the Purchaser agrees to assume, pay, satisfy, discharge, perform and fulfil, from and after the Time of Closing, the following (the “Assumed Liabilities”):
(a)	the obligations of the Seller arising after the Closing Date pursuant to the Assigned Contracts, to the extent such obligations are not required to be performed on or prior to the Closing Date, are disclosed on the face of such

Assigned Contracts and accrue and relate to the operation of the Business subsequent to the Closing Date; and

(b)	the Actual Closing Date Payables (with evidence of such payment being provided to the Seller upon its reasonable request); and

(c)	as of and from February 28, 2007 and upon receipt from the Seller of the deliveries and payment set forth in subsection 3.4(b), the Uncashed Cheques Liability to the extent such liabilities are set forth in the Uncashed Cheque List.
     On and from the Time of Closing, the Purchaser shall indemnify, defend and hold harmless the Seller from, against and in respect of, any Losses arising out of or relating to any Assumed Liabilities.
4.2 No Other Liabilities.
     The parties acknowledge and agree that the Assumed Liabilities are the only liabilities of the Seller or of the Business which the Purchaser shall assume or be liable for and the Seller hereby agrees to retain its liability for all liabilities, debts and obligations of any nature or kind except for the Assumed Liabilities. The Seller and the Shareholder shall, jointly and severally, indemnify, defend and hold harmless the Purchaser from, against and in respect of, any Losses arising out of or relating to any liability or obligation of the Seller or the Business of any nature whatsoever except the Assumed Liabilities. For greater certainty, the Purchaser shall not assume any other obligations or liabilities of the Seller including, without limitation, any obligation or liability in respect of:
(a)	Taxes with respect or relating to any period prior to the Closing Date;

(b)	any indebtedness with respect to borrowed money, notes payable or capital leases (including any interest or penalties accrued thereon);

(c)	any guarantee of any indebtedness of any Person;

(d)	relating to, resulting from, or arising out of, (i) claims made in pending or future suits, actions, investigations or other legal, governmental or administrative proceedings or (ii) claims based on violations of Law, breach of Contract, workers’ compensation, pay equity or health and safety matters or any other actual or alleged failure of the Seller to perform any obligation, in each case arising out of, or relating to, (A) acts or omissions that shall have occurred, (B) services performed, (C) the ownership or use of the Purchased Asset or (D) the operation of the Business, in each case prior to the Closing;

(e)	relating to, resulting from or arising out of any non-Business operation of such Seller or any former operation of the Seller that has been discontinued or disposed of prior to the Closing;

(f)	any liabilities for accrued but unused vacation for any Employee as at the Time of Closing; and

(g)	pertaining to any Excluded Asset.
Such excluded liabilities shall include all claims, actions, litigation or proceedings relating to any or all of the foregoing and all reasonable costs and expenses in connection therewith.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES
5.1 Representations and Warranties by the Seller.
     The Seller hereby represents and warrants to the Purchaser that the statements set out below are correct now and will be correct at the Time of Closing and acknowledges that the Purchaser is relying on such representations and warranties in connection with the purchase of the Purchased Assets. Those statements are, however, subject to the exceptions set out in the exception disclosure schedule attached hereto as Schedule 5.1.
(a)	Organization. The Seller will as of Closing be validly existing under the Canada Business Corporations Act and as of Closing will have the corporate power to own, lease and operate its property and to carry on the Business as now being conducted by it. The Seller is duly qualified as a corporation to do business in each jurisdiction in which the nature of the Business or the property and assets owned or leased by it in connection with the Business makes such qualification necessary. No proceedings have been taken or authorized by the Seller with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Seller.

(b)	Authorization. The Seller possesses the necessary corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by the Seller and is a legal, valid and binding obligation of the Seller, enforceable against it by the Purchaser in accordance with its terms.

(c)	No Other Agreements to Purchase. No Person other than the Purchaser has any written or oral Contract or option or any right or privilege (whether by Law, preemptive or contractual) capable of becoming a Contract or option or a first refusal, first-offer or similar preferential right for the purchase or acquisition of any of the Purchased Assets.

(d)	No Violation, Consents. The execution and delivery of this Agreement by the Seller and the consummation of the transactions herein provided by the Seller will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of, or termination of any obligation owing to, the Seller under: (i) any Contract to which the Seller is a party or by which it is or its properties are bound, including the Assigned Contracts; (ii) any provision of the constating documents, governing documents, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Seller; (iii) any Order affecting the Seller; or (iv) any Licenses held by the Seller or necessary to the ownership of the Purchased Assets or the operation of the Business. This Agreement, the entering into of this Agreement by the Seller and the consummation of the transactions contemplated under this Agreement do not require the consent, approval, waiver or authorization of, or notice to, any Person, including under any Law or the Purchased Contracts, save and except as set forth in Schedule 5.1(d) hereto (the “Required Consents”).

(e)	Title to Purchased Assets. The Seller is the sole legal and beneficial owner of the Purchased Assets, has good and marketable title to the Purchased Assets free and clear of any Liens and upon Closing, the Purchaser will acquire good and marketable title to the Purchased Assets, free and clear of any Liens. Any tangible assets included in the Purchased Assets, including the Seller Owned ATMs and the Inventory (i) are, in all material respects, in good operating condition and are in a state of good repair and maintenance subject to ordinary wear and tear of like property of comparable age in accordance with generally accepted industry practices and except as disclosed to the Purchaser, (ii) are usable in the regular and ordinary course of business, and (iii) conform, in all material respects, to all applicable Laws. The Purchaser acknowledges that there are certain Liens that arise pursuant to statute, including liens for taxes or assessments and similar charges and mechanics and materialmen’s and contractors’ liens, provided that the Seller hereby represents and warrants to the Purchaser that there exist no facts that would allow such Liens to be perfected with respect to any of the Purchased Assets.

(f)	Compliance with Laws. Except as disclosed herein, all aspects of the Business are conducted by the Seller in compliance in all material respects with all applicable Laws. Without restriction as to the generality of the foregoing, the Business is in compliance in all material respects with, and is not in material violation of, any applicable Law and no notice has been received by, or claim has been filed against, or, to the Knowledge of the Seller, threatened to be filed against, the Seller alleging any such violation. The Seller has filed all Licenses required for the Business to be filed with any Regulatory Authority on or prior to the date hereof. Notwithstanding the foregoing, not all ATMs may be 3DES compliant.

(g)	Exhibit “A”. The information set out in Exhibit “A” is correct and complete and complies with the description set out in the footnote to each column of Exhibit “A”. Exhibit “A” will be updated immediately prior to the Closing to show which ATMs are processing transactions as at the Time of Closing (such updating to reflect only changes between the date of execution of this Agreement and the Closing Date).

(h)	Suppliers and Customers. To the knowledge of the Seller, the relationships of the Seller with each of the suppliers, customers, distributors and dealers of the Business, including without limitation the Location Providers, are good commercial working relationships in all material respects and no supplier, customer, distributor or dealer of the Business, including, without limitation, any Location Provider, has cancelled or otherwise terminated, or threatened in writing (to the attention of the Seller) to cancel or otherwise terminate, its relationship with the Seller. Except as disclosed in Schedule 5.1(i) (as updated as at Closing for the purpose of section 3.5(g)), the Seller has not received any written notice that any supplier, customer or distributor of the Business, including without limitation any Location Provider of the Seller, will not continue such relationship with the Purchaser further to the consummation of the transactions contemplated hereby.
(i)	Contracts. Schedule 5.1(i) sets forth a materially true, correct and complete list of the following Contracts (other than any Contracts forming part of the Excluded Assets) related or utilized in the Business currently in force, or under which the Seller has continuing liabilities or obligations:
(i)	all leases relating to leased real or personal property and all other Contracts involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $10,000 individually by the Seller;

(ii)	all Contracts that (A) limit or restrict the Seller or any officers or employees of the Seller from engaging in any business or other activity in any jurisdiction, (B) create or purport to create any exclusive or preferential relationship or arrangement that limit the Seller or the Business, or (C) otherwise restrict or limit the Seller’s ability to operate the Business;

(iii)	all Contracts for capital expenditures or the acquisition or construction of assets requiring the payment by the Seller of an aggregate annual amount in excess of $25,000;

(iv)	all Contracts with any Investor, agent, distributor, sub-dealer or representative;

(v)	all Contracts for the granting or receiving of a License or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;

(vi)	all Contracts to which the Seller is a party (A) with respect to Intellectual Property licensed or transferred to any third party (other than end user Licenses in the ordinary course of business) or (B) pursuant to which a third party has licensed or transferred any Intellectual Property to the Seller;

(vii)	all Contracts (including ATM Management Contracts) with customers or suppliers, including the Purchased Contracts;

(viii)	all outstanding powers of attorney empowering any Person to act on behalf of the Seller;

(ix)	any Contract entitling any Person to any profits, revenues or cash flow of the Seller or the Business or requiring payments or other distributions based on such profits, revenues or cash flows;

(x)	any Contract with any Affiliate of the Seller;

(xi)	any Contracts with any Regulatory Authority;

(xii)	any employment or consulting Contract or any other written Contract with any Employee; and

(xiii)	all offers (excluding price quotations and/or tenders provided in the ordinary course of business consistent with past practice), that, if accepted, would bind or otherwise impose obligations upon the Seller after the Closing Date.
(j)	Assigned Contracts. The Seller is entitled to assign the Assigned Contracts (other than the Wal-Mart Contract) in accordance with this Agreement. Each Assigned Contract is in full force and effect, unamended and is legal, valid, binding and enforceable in accordance with its terms with respect to the Seller and, to the Knowledge of the Seller, each other party thereto. There is no material term, obligation, understanding or agreement that would modify any term, obligation, understanding or agreement of any Assigned Contract or any right or obligation of a party thereunder which is not reflected on the face of such Assigned Contract. The Seller is not participating in any discussions or negotiations regarding a material modification of or amendment to any Assigned Contract or the entry into of any new material Contract applicable to the Business. The Seller and each of the other parties thereto have performed all material obligations to be performed under the Assigned Contracts, and neither the Seller nor, to the Knowledge of the Seller, any other party thereto is in default under any provision of such Assigned Contracts, and no event or condition has occurred which constitutes, or which with the passage of time or the giving of notice or both will constitute, a default under any provision thereof. No waiver, indulgence or postponement of the material obligations under any of the Assigned Contracts has been granted by the Seller. The Seller has not received written notice that any Location Provider intends to cancel a Purchased Contract or to withdraw a Purchased Contract ATM from service under a Purchased Contract. None of the Location Providers has the right to terminate a Purchased Contract at law prior to the expiry of the term on notice, in the absence of breach by the Seller or other enumerated grounds for termination.

(k)	ATMs. The ATMs referred to in the Purchased Contracts exist, are processing transactions and are located at the Locations set out in Exhibit “A”. All of the Seller Owned ATMs and, to the Knowledge of the Seller, all of the other

Purchased Contract ATMs are in good operating condition, repair and maintenance in all material respects, except for normal wear and tear incurred in the ordinary course of business. The software which operates each Purchased Contract ATM complies with the specifications of Interac and the Seller’s or the Seller’s agent’s Switch. The software which operates each Purchased Contract ATM which (i) is a Seller Owned ATM or (ii) was sold by the Seller or any of its predecessors, complies with the original specifications of the manufacturer and had been properly licensed for use in the Purchased Contract ATM. Each of the Purchased Contract ATMs is in compliance with all Interac regulations and other requirements currently in effect and all current requirements of the Seller’s or the Seller’s agent’s Switch. Each of the Seller Owned ATMs that complies with and satisfies the 3DES standard has been identified on Exhibit “A”.

(l)	Ownership. The Seller Owned ATMs other than those in Inventory are those identified as such on Exhibit “A” hereto.

(m)	Communications Numbers. e-Funds owns all telephone numbers (including toll free telephone numbers), facsimile numbers and other communications numbers used in connection with the Business.

(n)	Services. Exhibit “A” identifies those Locations where the Seller is responsible for providing or paying for (i) telephone lines or other telecommunication connections and/or (ii) the provision and/or loading of Vault Cash.

(o)	Transactions. Other than as indicated on Exhibit “A2” and except for the portion of the Interchange Fee and Surcharge payable to the Location Providers as set forth in the Purchased Contracts, there are no Contracts or other obligations which will be binding on the Purchaser following Closing and which will require that any portion of the Interchange Fee or Surcharge be paid to a third party (including any payments to dealers, sales persons, agents or other intermediaries). None of the amounts payable to the Location Providers are subject to a Contract providing that they will increase in the future or under certain circumstances.

(p)	Licences. Schedule 5.1(p) is a true and complete list of all Licenses held by the Seller in connection with the Business.

(q)	Employee Plans. Schedule 5.1(q) sets forth a true, complete and accurate description of the material terms and conditions of each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit which is maintained, or otherwise contributed to or required to be contributed to, by the Seller for the benefit of employees or former employees of the Seller employed in connection with the Business (the “Employee Plans”). Each Employee Plan has been maintained in compliance with its terms and with the material requirements prescribed by any and all applicable Laws.

(r)	Employees. Schedule 7.12 specified the length of hire, title or classification and rate of salary or hourly pay, compensation and commission or bonus entitlements (if any) for each Employee. None of the Employees has been absent continually from work for a period in excess of one month. There are no complaints, claims or charges outstanding, or to the best of the Knowledge of the Seller, anticipated, nor are there any orders, decisions, directions or convictions currently registered or outstanding by any Regulatory Authority against or in respect of the Seller under or in respect of any labour or employment-related Laws in the Provinces of Ontario, Manitoba and any other jurisdiction in which the Business operates. None of the Employees are in receipt of benefits under the Workplace Safety and Insurance Act (Ontario) or predecessor to that Act, or similar and applicable Laws in any other jurisdiction in which the Business operates. The Seller is in material compliance with the Employment Standards Act (Ontario) and other labour or employment-related Laws.

(s)	Labour Relations.
(i)	No employee of the Seller, since becoming an employee of the Seller, has been, and currently is not, represented by a labour organization or group that was either certified or voluntarily recognized by any labour relations board or certified or voluntarily recognized by any other Regulatory Authority;

(ii)	the Seller is not engaged in any labour negotiation with any trade union, labour union or employee organization;

(iii)	the Seller is not and has never been a signatory to a collective bargaining agreement with any trade union, labour union or employee organization;

(iv)	no representation election petition or application for certification has been filed or is pending with any Regulatory Authority involving or relating to any of the Seller’s employees and no union organizing campaign or other attempt to organize or establish a labour union, employee organization or labour organization or group involving employees of the Seller has occurred, is in progress or, to the Knowledge of the Seller, is threatened;

(v)	the Seller (nor any of its employees) is not and has not been engaged in any unfair labour practice and the Seller is not aware of any pending or, to the Knowledge of the Seller, threatened labour board proceeding of any kind;

(vi)	no grievance, application or arbitration demand or proceeding has been filed or is pending or, to the Knowledge of the Seller, has been threatened against the Seller;

(vii)	no labour dispute, walk out, strike, slowdown, hand billing, picketing, work stoppage (sympathetic or otherwise), or other “concerted action”

involving the employees of the Seller has occurred, is in progress or, to the Knowledge of the Seller, has been threatened;

(viii)	no breach of contract or denial of fair representation claim has been filed or is pending or, to the Knowledge of the Seller, threatened against the Seller;

(ix)	no citation or Order has been issued by any Regulatory Authority against the Seller and no notice of contest, claim, complaint, charge, prosecution, investigation, or other administrative enforcement proceeding involving the Seller has been filed or is pending or, to the Knowledge of the Seller, threatened against the Seller under any applicable Laws or the Criminal Code (Canada) relating to occupational safety and health; and

(x)	no investigation or citation of the Seller has occurred and no enforcement proceeding has been initiated or is pending or, to the Knowledge of the Seller, threatened under federal or foreign immigration Law.
(t)	Intellectual Property.
(i)	To the Knowledge of the Seller, neither the use of the Intellectual Property included in the Purchased Assets nor the conduct of the Business by the Seller, infringes upon or misappropriates any Intellectual Property owned or held by any other Person. The Seller has not received any charge, complaint, claim, demand, or notice alleging any infringement, misappropriation or violation with respect to any Intellectual Property.

(ii)	To the Knowledge of the Seller, there is no unauthorized use, infringement or misappropriation of the Intellectual Property included in the Purchased Assets by any Person. The Seller has not covenanted or agreed with any Person not to sue or otherwise enforce any legal rights with respect to the material Intellectual Property included in the Purchased Assets.

(iii)	The Intellectual Property included in the Purchased Assets is valid, subsisting and enforceable and all of the Intellectual Property included in the Purchased Assets is in compliance in all material respects with all Laws (including payment of filing, examination, and maintenance fees and proofs of working or use).
(u)	Financial Statements. The Financial Statements have been prepared from, and in accordance with, the books and records of the Seller and with GAAP, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Seller as at the respective dates of the Financial Statements.

(v)	Tax Matters.

(i)	All Tax Returns required to be filed by the Seller prior to the date hereof have been filed and all such Tax Returns are true, correct and complete, in all material respects. All Taxes which are due and payable, or claimed to be due and payable by any taxing authority (without regard to whether or not such Taxes are shown as due on any Tax Returns) have been paid. There has been no waiver or extension of the statute of limitations with regard to Tax matters that currently remains in effect.

(ii)	There is no material action, suit, proceeding, audit, assessment, reassessment, investigation or claim pending or, to the Knowledge of the Seller, threatened in respect of any Taxes which may affect the Business or the Purchased Assets, nor has any material deficiency or claim for any such Taxes been proposed, asserted or, to the Knowledge of the Seller, threatened.

(iii)	The Seller has complied in all material respects with all rules and regulations relating to the withholding, collecting, charging and remitting of Taxes relating to the Business.
(w)	Absence of Changes. Since September 30, 2006, there has not been (a) any Material Adverse Effect, or (b) any action taken of the type described in Section 7.4 that, had such action occurred following the date hereof without the Purchaser’s prior approval, would be in violation of such Section 7.4.

(x)	GST Registration. The Seller is registered for purposes of Part IX the ETA and has been assigned GST/HST number 12975 0816 RT0001 and is similarly registered for Quebec sales tax purposes and has been assigned the following registration numbers: NEQ # 1146837464; ID # 1013231253; and File # TQ0001.

(y)	Legal Proceedings. There are no suits, claims, actions (arbitration or legal) or administrative or other proceedings or governmental investigations which are pending or, to the Knowledge of the Seller, (i) either threatened against the Seller, against any of its officers, directors, employees, agents, or affiliates or against any Location Provider (with respect to the Purchased Contract ATMs) or (ii) as to which the Seller or any of its officers, directors, employees, agents or affiliates may become a party or be affected thereby and, to the Knowledge of the Seller, the Seller is not the subject of any investigation or proceedings, and none of the Purchased Assets or the Business is in any manner, directly or indirectly, affected by any Order.

(z)	Accounts and Records. The Seller, in all material respects, maintains and shall continue to maintain up to and including the Closing Date, full, true and complete books of account and records with respect to dealings with the suppliers and customers, including without limitation, Location Providers, of the Business accurately reflecting all matters normally entered into books of account maintained in accordance with sound business practices and such books of account and records have been maintained, in all material respects, and shall continue to be maintained, in all material respects, in accordance with GAAP.

(aa)	Canadian Resident. The Seller is not a non-resident of Canada within the meaning of the Tax Act.

(bb)	Attorneys. No Person holds any general or special power of attorney from the Seller in connection with the Business that will affect the Business after Closing.

(cc)	Non-Arm’s Length Transactions. The Seller is not a party to any Contract (other than employment agreements) with any officer, director, employee, shareholder or any other Person not dealing at arm’s length within the meaning of the Tax Act with the Seller or with the Shareholder or any Affiliate thereof in connection with the Business. None of the Location Providers or Investors has a direct or indirect interest in the Purchased Assets. To the knowledge of the Seller, no officer or director of the Seller, nor the Shareholder, and no entity which is an Affiliate of one or more of such individuals:
(i)	owns, directly or indirectly, any interest in (except for shares representing less than five per cent (5%) of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any Person which is, or is engaged in business as, a competitor of the Business or a lessor, lessee, supplier, distributor, sales agent or customer of the Seller; or

(ii)	owns, directly or indirectly, in whole or in part, any Purchased Asset.
(dd)	No Broker’s Fee. Except for amounts payable to Allen & Company or any of the Seller’s Affiliates for advisory services rendered in connection with the transactions contemplated hereby, which amounts will be paid by the Seller, the Seller has not incurred any obligation or liability for broker’s or finder’s fees with respect to the transaction contemplated hereby.

(ee)	Full Disclosure. Neither this Agreement nor any Ancillary Document contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

The Purchaser acknowledges that, other than as set forth in this Agreement, neither the Seller nor any of its respective directors, officers, employees, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the Purchaser or its agents or representatives prior to the execution of this Agreement; and agrees, to the fullest extent permitted by Law (except with respect to claims of fraud), that neither the Seller nor any of its respective directors, officers, employees, stockholders, agents or representatives shall have any liability or responsibility whatsoever to the Purchaser on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to the Purchaser prior to the execution of this Agreement.

(ff)	No Additional Representations. Except as otherwise expressly set forth in Section 5.1, the Seller expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Business or the Purchased Assets, and the Seller specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect of the Purchased Assets, or any part thereof, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent it being understood such subject assets are being assigned “as in, where is” on the Closing Date, and in their present condition, and the Purchaser shall rely on its own examination and investigation thereof.
5.2 Representations and Warranties by the Purchaser.
     The Purchaser hereby represents and warrants to the Seller that the statements set out below are correct now and will be correct at the Time of Closing and acknowledges that the Seller is relying on such representations and warranties in connection with the sale of the Purchased Assets.
(a)	Organization. The Purchaser is a partnership validly existing under the laws of the Province of Ontario and has the power to own, lease and operate its property and to carry on the business as now being conducted by it. The Purchaser is duly qualified to do business in each jurisdiction in which the nature of the business or the property and assets owned or leased by it makes such qualification necessary.

(b)	Authorization. The Purchaser has the power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by EZEE ATM GP Inc., as general partner of, and for and on behalf of, the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against it by the Seller in accordance with its terms.

(c)	No Violation, Consents. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions herein provided by the Purchaser will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of, or termination of any obligation owing to, the Purchaser under: (i) any Contract to which the Purchaser is a party or by which it is or its properties are bound; or (ii) any provision of the constating documents, governing documents, by-laws or resolutions of the board of directors (or any committee thereof) of the Purchaser; (iii) any Order affecting the Purchaser; or (iv) any licenses held by the Purchaser or necessary to the ownership of the Purchased Assets or the operation of the Business. This Agreement, the entering into of this Agreement by the Purchaser and the consummation of the transactions contemplated under this Agreement do not require the consent of, or notice to, any Person.

(d)	GST Registration. The Purchaser is registered for purposes of Part IX the ETA and has been assigned GST/HST number 89587 9009 RT0001 and is similarly registered for Quebec sales tax purposes and has been assigned registration number 1207346345 TQ 001.

(e)	Investment Canada Act. The Purchaser is a “Canadian” within the meaning of the Investment Canada Act.

(f)	Brokerage. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Seller would become liable.
ARTICLE 6
SURVIVAL AND QUALIFICATION OF REPRESENTATIONS AND WARRANTIES
6.1 Survival of Representations and Warranties of the Seller.
     The representations and warranties of the Seller contained in this Agreement and any Ancillary Documents shall survive the Closing until eighteen (18) months following the Closing Date and, notwithstanding such Closing nor any investigation made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser during such period, except that:
(a)	the representations and warranties set out in subsection 5.1(a) (Organization), subsection 5.l(b) (Authorization), subsection 5.l(c) (No Other Agreements to Purchase) and subsection 5.l(e) (Title to Purchased Assets) shall survive and continue in full force and effect without limitation of time;

(b)	a claim for any breach of any of the representations and warranties contained in this Agreement or in any Ancillary Document involving fraud or fraudulent or intentional misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law; and

(c)	with respect to any Loss arising from or related to a breach of the representations and warranties of the Seller set forth in subsection 5.1(v) (Tax Matters), a claim may be made at any time until the 30th day following the last date on which the relevant tax authority is entitled to assess or reassess the Seller with respect to the event which gave rise to such Loss.
6.2 Survival of the Representations and Warranties of the Purchaser.
     The representations and warranties of the Purchaser contained in this Agreement and in any Ancillary Document shall survive the Closing until eighteen (18) months following the Closing Date and, notwithstanding such Closing nor any investigations made by or on behalf of the Seller, shall continue in full force and effect for the benefit of the Seller during such period, except that the representations and warranties set out in subsection 5.2(a) (Organization) and subsection 5.2(b) (Authorization) shall survive and continue in full force and effect without limitation of time.
6.3 Qualification of Representations and Warranties.
     Any representation or warranty made by a party as to the enforceability of this Agreement or any Ancillary Document (or in the case of the Seller with respect to any Assigned Contract) against such party (or any third party, as the case may be,) is subject to the following qualifications:
(a)	specific performance, injunction and other equitable remedies are discretionary and in particular, may not be available where damages are considered an adequate remedy; and

(b)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.
ARTICLE 7
COVENANTS
7.1 Post-Closing Reconciliation
     The Purchaser and the Seller hereby agree that all amounts receivable or payable under the Purchased Contracts prior to the Change Over Time are for the account of the Seller and that all amounts receivable or payable under the Purchased Contracts subsequent to the Change Over Time are for the account of the Purchaser. Upon receipt by the Purchaser or the Seller of an amount owed to the other of them, the receiving party shall forthwith remit such amount to the party to which such amount is properly owed.
     At Closing, the Seller shall pay to the Purchaser any and all deposits paid to the Seller by or on behalf of any Location Providers under any Purchased Contracts and the Seller and Purchaser agree to prepare and timely file an election under subsection 20(24) of the Tax Act and any corresponding provincial provision in an amount equal to the amount of the deposits paid over to the Purchaser or, where applicable, such lesser portion thereof that are included in the Seller’s income for tax purposes in accordance with its past practice.
7.2 Access to Information.
     Until Closing, the Seller will permit the Purchaser and its representatives to review the files and records of the Seller relating to the Purchased Assets and shall provide to the Purchaser and its representatives reasonable access, during reasonable hours, to any and all of its premises, employees, Contracts and Books and Records. Without limiting the generality of the foregoing, the Seller will authorize the Purchaser to have direct access to the transaction and other data concerning the Purchased Contract ATMs available from the Seller’s or the Seller’s agent’s

Switch. Such investigation and examination shall not affect the Seller’s representations and warranties in this Agreement, all of which shall continue in full force and effect.
7.3 Customer Visits.
     During the period commencing on the date hereof and ending on the Closing Date, and subject to reasonable limitations, the Seller shall permit the Purchaser to discuss and meet, and shall cooperate in such discussions and meetings, with up to 50 customers (including any Location Provider) of the Seller that the Purchaser so requests. A senior executive of the Seller shall have the right to accompany the Purchaser’s representative to such meeting and shall participate with the Purchaser’s representative in any such discussions. Furthermore, the Seller shall cooperate with the Purchaser in the preparation of a presentation to such customers with respect to the transactions contemplated hereby. All costs relating to the actions described in this Section 7.3 shall be borne solely by the Purchaser. The Seller shall promptly notify the Purchaser if a commercial relationship and/or Contract they have with a customer terminates during the period commencing on the date hereof and ending on the Closing Date.
7.4 Maintenance of Business.
     For the period commencing on the date hereof and ending at the Time of Closing, the Seller shall:
(a)	carry on the Business in the ordinary and normal course consistent with past practice;

(b)	not enter into any transaction or shall refrain from doing any action which, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Seller contained herein;

(c)	use its commercially reasonable efforts to preserve intact the goodwill and business organization of the Seller relating to the Business, keep the officers and employees of the Seller available to the Purchaser and preserve the relationships and goodwill of the Seller with customers, distributors, suppliers, employees, Location Providers and other Persons having relations with the Business;

(d)	not (i) sell any Purchased Asset, other than Inventory in the ordinary course of business consistent with past practice, (ii) create, incur or assume any indebtedness secured by a Purchased Asset, (iii) grant, create, incur or suffer to exist any Lien on any Purchased Asset that did not exist on the date hereof, (iv) or enter into any Contract relating to the Business other than in the ordinary course of business consistent with past practice;

(e)	knowingly waive any right of substantial value relating to the Business;

(f)	terminate or modify any of the Assigned Contracts other than in the ordinary course of business consistent with past practice;

(g)	maintain its existence and good standing in its jurisdiction of organization and in each jurisdiction in which the ownership or leasing of its property relating to the Business or the conduct of the Business requires such qualification;

(h)	not increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of the Employees;

(i)	not pay or agree to pay any additional pension, retirement allowance or other employee benefit under any Employee Plan to any of the Employees;

(j)	not adopt, amend or terminate any Employee Plan or increase the benefits provided under any Employee Plan, or promise or commit to undertake any of the foregoing in the future;

(k)	not enter into a collective bargaining agreement;

(1)	not amend or terminate any existing employment agreement or enter into any new employment agreement with respect to any Employee;

(m)	maintain Inventory at levels that are in the ordinary course of business and consistent with past practice;

(n)	continue to extend customers credit, collect accounts receivable and pay accounts payable and similar obligations relating to the Business in the ordinary course of business consistent with past practice;

(o)	perform in all material respects all of its obligations under, and not default or suffer to exist any event or condition that with notice or lapse of time or both could constitute a material default under any Assigned Contract (except those being contested in good faith) and not enter into, assume or amend any Contract relating to the Business other than in the ordinary course of business consistent with past practice;

(p)	maintain in full force and effect and in the same amounts policies of insurance comparable in amount and scope of coverage to that now maintained by or on behalf of the Seller relating to the Business;

(q)	continue to maintain its Books and Records in accordance with GAAP consistently applied and on a basis consistent with the Seller’s past practice; and

(r)	not authorize, or commit or agree to take, any of the foregoing actions that are prohibited by this Section 7.4;
in each case other than (i) with the prior written consent of the Purchaser, acting reasonably, or (ii) as may be necessary in order to allow the Seller to consummate the transaction contemplated by this Agreement.

In connection with the continued operation of the Business during the period commencing on the date hereof and ending at the Time of Closing, the Seller shall confer in good faith on a regular and frequent basis with the Purchaser regarding operational matters and the general status of ongoing operations of the Business. The Seller hereby acknowledges that the Purchaser does not and shall not waive any right it may have hereunder as a result of such consultations. The Seller shall not take any action that would, or that could reasonably be expected to, result in any representation or warranty of the Seller set forth herein to become untrue.
7.5 Notices of Certain Events.
     The Seller shall promptly notify the Purchaser of:
(a)	any fact, condition, change or event that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect or otherwise result in any representation or warranty of the Seller hereunder being inaccurate in any material respect as of the date of such fact, condition, change or event;

(b)	any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(c)	any notice or other communication from or to any Regulatory Authority in connection with the transactions contemplated hereby;

(d)	any action, suit, claim, investigation or proceeding commenced or, to the Knowledge of the Seller, threatened against, relating to or involving or otherwise affecting the Seller or the Business that, if pending on the date hereof would have been required to have been disclosed pursuant to subsection 5.1(y) or that relate to the consummation of the transactions contemplated hereby; and

(e)	(i) the damage or destruction by fire or other casualty of any Purchased Asset or part thereof or (ii) any Purchased Asset or part thereof becoming the subject of any proceeding (or, to the Knowledge of the Seller, threatened proceeding) for the taking thereof or of any right relating thereto by expropriation or other similar governmental action.
The Seller hereby acknowledges that the Purchaser does not and shall not waive any right it may have hereunder solely as a result of such notifications and no notification given pursuant to this Section 7.5 shall in any way limit the Purchaser’s exercise of its rights hereunder.
7.6 Non-Assignable Contracts.
     Subject to Schedule 3.5, to the extent that assignment hereunder by the Seller of any Assigned Contract is not permitted or is not permitted without the consent of a third party (which consent shall not have been obtained at the Time of the Closing and the failure to obtain such consent has not been waived by the Purchaser), (a) this Agreement shall not be deemed to constitute an assignment of any such Assigned Contract if such assignment otherwise would constitute a breach of, or cause a loss of contractual benefits under, any such Assigned Contract,

(b) the Seller shall hold such Assigned Contract and all rights and benefits thereunder in trust and as agent for the Purchaser, (c) if the Purchaser enjoys the rights and benefits from such Assigned Contract pursuant to the arrangement described in clause (b) above, it shall perform the obligations thereunder on or arising after the Time of Closing; provided that if the Purchaser does not enjoy the rights and benefits of such Assigned Contract, the Purchaser shall not assume any obligations or liabilities thereunder, and (d) the Seller shall take all actions requested by the Purchaser acting reasonably and cooperate with it to obtain any new Contract (if necessary) on substantially similar terms and conditions as those under the existing Assigned Contract in respect of which the assignment is not permitted or is not permitted without the consent of a third party (it being understood that the Seller does not guarantee their ability to obtain such new Contract). Without in any way limiting the Seller’s obligations to obtain all consents and waivers necessary for the sale, transfer, assignment and delivery of the Assigned Contracts to the Purchaser hereunder, if any such consent is not obtained or if such assignment is not permitted irrespective of consent, the Seller shall continue to use best efforts to obtain such consents and shall cooperate with the Purchaser in any arrangement designed to provide the Purchaser with the rights and benefits (subject to the obligations) under the Assigned Contracts. Nothing in this Section 7.6 shall be construed to limit or diminish in any way the representations and warranties of the Seller contained in Section 5.1.
7.7 Reasonable Efforts; Further Assurances; Cooperation.
     Subject to the other provisions hereof, each party shall each use its reasonable, good faith efforts to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain all Required Consents and all approvals referred to in subsection 8.1(c) and to satisfy all conditions to its obligations hereunder and to cause the transactions contemplated herein to be effected as soon as practicable, but in any event on or prior to the Expiration Date, in accordance with the terms hereof and shall cooperate fully with each other party and its officers, directors, managers, employees, agents, legal counsel, accountants and other designees in connection with any step required to be taken as a part of its obligations hereunder.
     The Seller will use its commercially reasonable best efforts to assist the Purchaser in obtaining ownership rights in or the right to use, the telephone numbers (including toll free telephone numbers), facsimile numbers and other communications numbers used in connection with the Business which are owned by e-Funds Corporation (provided that the Seller shall not be required to expend any money to obtain any such ownership or usage rights).
7.8 Bulk Sales Act.
     The Purchaser and the Seller hereby waive compliance with the Bulk Sales Act (Ontario) and with the provisions of comparable Laws relating to bulk transfers as adopted in the various jurisdictions in which the Purchased Assets are located, to the extent applicable to the transactions contemplated hereby.

7.9 Clearance Certificates.
     The Seller shall take such action as are necessary to obtain a section 6 certificate under the Retail Sales Tax Act (Ontario) and its equivalent in each province and territory in which the Business is conducted and shall deliver to the Purchaser a copy of each such certificate at Closing.
7.10 Transfer Taxes; Expenses.
     Any Taxes or recording fees payable as a result of the purchase and sale of the Purchased Assets or any other action contemplated hereby (other than any federal, provincial, local or foreign taxes measured by or based upon income or gains imposed upon the Seller) shall be paid by the Purchaser. The Purchaser and the Seller shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications and other documents regarding Taxes and all transfer, recording, registration and other fees that become payable in connection with the transactions contemplated hereby that are required to be filed at or prior to the Closing. The Seller shall pay all Taxes relating to the Business which arise prior to or are related to a period of time prior to the Closing Date.
7.11 Use of Name.
     The Purchaser acknowledges and agrees that, except for the limited right as expressly provided below or any rights expressly provided in a mutually executed separate licensing agreement, no interest in or right of any nature to use the names “TRM”, “TRM Canada Corporation” or any confusingly similar derivation or modification thereof (collectively, the “Retained Names and Marks”) is being transferred to the Purchaser pursuant to the transactions contemplated hereby. Notwithstanding the foregoing, for a period beginning on the Closing Date and ending six (6) months later (the “Transition Period”), the Purchaser may use existing signage and similar marketing materials affixed to the ATMs as of the Closing Date that bear any Retained Names and Marks. The Purchaser shall in no case be entitled to use any of the Retained Names and Marks for any general or other purpose (save and except as provided for in subsection 2.1(g)), it being expressly understood and agreed that this limited right is an accommodation and for convenience only. The Purchaser agrees that it shall not alter such signage or marketing materials in any way and shall not use such materials in any geographic location other than in those specific Locations as of the Closing Date. The Purchaser shall take no actions that may reasonably be expected to in any manner diminish the value of the Retained Names and Marks. Without limiting the Purchaser’s duty provided for by the foregoing, the Purchaser shall consult with the Seller from time to time as requested by the Seller prior to taking any action with respect to use of the Retained Names and Marks or any signage or marketing materials upon which they appear. The Purchaser shall hold the Seller and any Affiliate of the Seller harmless from any act or omission that it takes with respect to use of the Retained Names and Marks during the Transition Period.
7.12 Access Cash.
     The Seller hereby acknowledges that, as of and from the Closing, the Purchaser shall be the owner of the “Access Cash” name and all Intellectual Property related thereto in Canada only, and any applications and/or registrations thereto, and agrees that it will not do anything inconsistent with the Purchaser’s Intellectual Property rights thereto. The Seller agrees to place at Closing on the www.access-cash.com home page a standard size button directing users to visit the Canadian Access Cash website, at the URL to be provided from time to time by the Purchaser.
7.13 Employees.
(a)	Offers. Prior to the Closing Date, the Purchaser shall offer employment to all of the employees of the Seller listed in Schedule 7.12 (the “Employees”). Such offers of employment shall be conditional upon Closing, with effect on the Closing Date. All such offers of employment shall be on terms and conditions no less favourable, in the aggregate, than the terms and conditions of employment of such employees immediately prior to the Closing Date, including with respect to base salaries or base wages currently paid to such employees by the Seller. Such offers of employment shall recognize each employee’s years of service with the Seller and the Business. All such employees who accept an offer of employment by the Purchaser shall hereinafter be referred to as the “Transferred Employees”. The Purchaser shall have no obligation in respect of any employee who refuses the Purchaser’s offer of employment (a “Declining Employee”).

(b)	Sellers’ Responsibilities. All costs, expenses and liabilities relating to the employment and termination of employment of the Declining Employees as well as any other employees of the Seller relating to the Business including without limitation, common law notice, pay in lieu of notice, wrongful dismissal damages, wages, incentive pay, commissions, termination pay, severance pay, overtime and vacation pay, employee benefits, Taxes and all other amounts owing to such employees, shall be paid and satisfied by the Seller. All costs, expenses and liabilities relating to the Transferred Employees for wages, incentive pay, commissions, overtime and vacation pay, employee benefits, Taxes and all other amounts earned or accrued by the Transferred Employees up to the date that immediately precedes the Closing Date, shall be paid and satisfied by the Seller (and, for greater certainty, shall not be included in the Assumed Liabilities). The Seller shall indemnify and save harmless the Purchaser in the event of any claim or complaint against the Purchaser commenced by or on behalf of (i) any Transferred Employee whose claim or complaint arises out of or relates to events or occurrences, or the actions or omissions of the Seller, occurring prior to the Closing Date, except for any severance and termination pay and common law notice (or pay in lieu of notice) claims arising as a result of termination of any such Transferred Employee’s employment by the Purchaser after the Closing Date; (ii) any Declining Employee and (iii) any other employee of the Seller. The Purchaser shall indemnify and save harmless the Seller in the event of any claim or complaint against the Seller commenced by or on behalf of any Transferred Employee where such claim or complaint arises out of or relates to events or occurrences, or the actions or omissions of the Purchaser, occurring after the Closing Date.

(c)	Information. The Seller shall provide the Purchaser all information relating to each Employee as the Purchaser may reasonably request in connection with the employment or engagement of such individuals, including the names, ages, positions, initial employment dates, termination dates and re-employment dates if applicable, hours of work, compensation and Tax withholding history in a form that shall be usable by the Purchaser and such information shall be true and correct in all respects.

(d)	Communications. The Seller shall not make any communication to Employees regarding any benefit plan offer by the Purchaser or any compensation or benefits to be provided after the Closing Date without the advance approval of the Purchaser.
7.14 Delivery of Books and Records.
     The Purchaser agrees that it will preserve the Books and Records delivered by the Seller to the Purchaser at Closing to it for a period of six (6) years from the Closing Date, or for such longer period as is required by any applicable Law, and will permit the Seller or a representative designated by the Seller reasonable access thereto in connection with the affairs of the Seller relating to its matters, but the Purchaser shall not be responsible or liable to the Seller for or as a result of any accidental loss or destruction of or damage to any such Books and Records.
7.15 Inventory Count.
     On the day immediately prior to the Closing Date or such other date mutually agreed to between the Parties, the Purchaser and the Seller shall conduct a count of the Inventory of the Seller (the “Inventory Count”). Each of the Purchaser and the Seller shall be responsible for its own costs incurred in performing the Inventory Count.
7.16 Vault Cash.
     The Seller hereby agrees that, for a period of ninety (90) days following the Closing Date, it shall cooperate with and assist the Purchaser in order to provide for the orderly replacement of the Vault Cash in the Purchased Contract ATMs identified by the Purchaser from time to time following Closing in order to permit the uninterrupted operation of the Purchased Contract ATMs. Notwithstanding the generality of the foregoing, the Seller shall keep in full force and effect the Cash Funding & ABM Services Agreement dated January 18, 2002 between Securicor Canada Limited (“Securicor”) and the Seller (as successor in interest to Access Cash Canada Co.) with respect to the provision of Vault Cash (the “Vault Cash Agreement”) for a period of ninety (90) days following the Closing Date, subject to any termination right of Securicor thereunder or the notice in writing from the Purchaser that it no longer requires the services for the provision of Vault Cash under the Vault Cash Agreement. Any costs relating solely to the supply of Vault Cash under the Vault Cash Agreement relating to the period as of and from the Closing Date (which, for greater certainty, would not otherwise have been incurred by the Seller had the Vault Cash Agreement been terminated at Closing) shall be paid by the Purchaser. The Seller hereby acknowledges that the Purchaser would suffer important damages in the event the Vault Cash was removed from the Purchased Contract ATMs in contravention of this Section 7.16.
7.17 eFunds Agreement and Actress Website.
     The Seller hereby agrees that, for a period of ninety (90) days following the Closing Date, it shall cooperate with and assist the Purchaser in order to provide for the orderly transition of ATM transaction processing following Closing in order to permit the uninterrupted operation of the Purchased Contract ATMs. Notwithstanding the generality of the foregoing, the Seller shall keep in full force and effect the Agreement dated September 20, 2004 between eFunds Corporation (“eFunds”), eFunds Canada Corporation, TRM ATM Corporation and the Seller (the “eFunds Agreement”) for a period of ninety (90) days following the Closing Date, subject to any termination right of eFunds under the eFunds Agreements or the notice in writing from the Purchaser that it no longer requires the services provided by eFunds under the eFunds Agreement. The Seller shall direct eFunds to pay to the Purchaser all amounts payable by eFunds to the Seller in respect of the Purchased Contract ATMs for the period as of and from the Change Over Time as well as to provide to the Purchaser a copy of the Seller’s historical archives and journals for the Purchased Contract ATMs operated under the eFunds Agreement. Any costs relating solely to the provision of services for the applicable Purchased Contract ATMs under the eFunds Agreement relating to the period as of and from the Closing Date (which, for greater certainty, would not otherwise have been incurred by the Seller had the eFunds Agreement been terminated at Closing) shall be paid by the Purchaser. In addition, the Seller shall maintain in operation and continue to operate in the ordinary course of business the Actress website for a period of ninety (90) days following Closing.
7.18 3DES Upgrades.
     The Seller hereby agrees and covenants that, by no later than February 28, 2007, it shall upgrade, at its sole cost and expense, all NCR model ATMs in the Locations covered by the Wal-Mart Contract which are not 3DES compliant as of the Closing Date to render these so compliant. In the event the Seller fails to so upgrade these ATMs prior to such date, the Seller shall pay, within five (5) Business Days following February 28, 2007, the amount of $3,000 for each ATM which has not been so upgraded.
7.19 Employee Accrued Vacation.
     Following Closing, the Seller shall promptly pay all liabilities for accrued but unused vacation as well as accrued wages, salaries, commissions, bonuses and other compensation as at the Time of Closing to any Transferred Employee and shall, within thirty (30) days following the Closing Date, deliver to the Purchaser evidence satisfactory to the Purchaser that such payments have been made.
7.20 Tax Proceedings.
(a)	Each party shall provide to the other party such information as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceeding relating to liability for Taxes with respect to the Business. Each party shall retain, for a reasonable period of time, and provide the other party upon request and reasonable notice with, any records or information which it in fact has and which may be relevant to such return, audit or examination, proceeding or determination.

(b)	The Seller shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Seller, in writing, of any notice of a tax deficiency, assessment or audit relating to the Business.
ARTICLE 8
CONDITIONS OF CLOSING
8.1 Conditions of Closing in Favour of the Purchaser.
     The sale and purchase of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Time of Closing:
(a)	Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be true and correct at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of an executive officer of the Seller dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificate to be in form and substance satisfactory to the Purchaser, acting reasonably.

(b)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Seller at or before the Time of Closing shall have been complied with or performed and a certificate of an executive officer of the Seller dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificates to be in form and substance satisfactory to the Purchaser, acting reasonably.

(c)	Regulatory Consents. There shall have been obtained, from all appropriate Regulatory Authorities, such approvals as are required by Law to be obtained by the Seller to permit the change of ownership of the Purchased Assets contemplated hereby in each case in form and substance satisfactory to the Purchaser, acting reasonably.

(d)	Required Consents. The Seller shall have given or obtained the Required Consents (including, without limitation, the consent of Wal-Mart under the Wal- Mart Contract (the “Wal-Mart Consent”)), in each case in form and substance satisfactory to the Purchaser, acting reasonably.

(e)	No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Material Adverse Effect.

(f)	No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any Person to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets contemplated hereby.

(g)	Release of Liens. The Seller shall have delivered to the Purchaser satisfactory evidence that all Liens affecting any of the Purchased Assets have been released.

(h)	Wal-Mart Contract. The Purchaser shall have received confirmation, satisfactory to the Purchaser, that Wal-Mart Canada Corp. has complied fully with its obligations under Section 5.04 of the Wal-Mart Contract and that, without limitation, all of the Vault Cash located in the ATMs covered by the Wal-Mart Contract belongs to Wal-Mart and is being loaded and unloaded solely by Wal-Mart.

In addition, the Wal-Mart Contract shall have been amended, to the satisfaction of the Purchaser, to provide that the “License Fee” payable to Wal-Mart Canada Corp. under the Wal-Mart Contract shall be equal, in respect of each Licensed Premise (as defined in the Wal-Mart Contract), to (i) XXXX XXX XXXXXXXXXXX XXXXXXXXXXX XX XXX XXXXXXXX XXXXXXXXX XXX XXXX XXXXXXXXXXX XXXXXXX X XXX XXX inclusively at such Licensed Premise in the immediately preceding month; (ii) XXXX XXX XXXXXXXXXXX XXXXXXXXXXX XX XXX XXXXXXXX XXXXXXXXX XXX XXXX XXXXXXXXXXX XXXXXXX X XXX XXX inclusively at such Licensed Premise in the immediately preceding month; (iii) $ XXXX XXX XXXXXXXXXXX XXXXXXXXXXX XX XXX XXXXXXXX XXXXXXXXX XXX XXXX XXXXXXXXXXX XXXXXXX X XXX XXXS inclusively at such Licensed Premise in the immediately preceding month; (iv) XXXX XXX XXXXXXXXXXX XXX XXXX XXXXXXXXXXX XXXXXXX XXXXX XXX XXXXX inclusively at such Licensed Premise in the immediately preceding month; and (v) XXXX XXX XXXXXXXXXXX XXX XXXX XXXXXXXXXXX XXXXX XXXXX at such Licensed Premise in the immediately preceding month.

(i)	eFunds Notice to Open Solutions. The Seller and eFunds shall have delivered to the Switch for the Purchased Contract ATMs all such notices or directions as may be required by such Switch in order to notify the Purchaser’s Switch of the assignment of the Purchased Contracts to the Purchaser, to transfer the transaction processing for the Purchased Contract ATMs to the Purchaser’s Switch and to instruct the Purchaser’s Switch to begin depositing the Seller’s share of the Surcharges and Interchange Fees into the Purchaser’s bank account.

(j)	Telephone Lines. The Seller shall provide evidence that Persons providing telephone lines or other telecommunication connections (for which the Seller is responsible, as set out in Exhibit “A”) to the Purchased Contract shall have consented to the assignment of such lines or connections to the Purchaser.

(k)	Escrow Agreement. The Seller and the Escrow Agent shall have executed and delivered to the Purchaser an escrow agreement in form and content satisfactory to the Seller and the Purchaser, acting reasonably (the “Escrow Agreement”).

(l)	Legal Opinion. The Seller shall have delivered to the Purchaser a favourable opinion of legal counsel to the Seller, in form and substance satisfactory to the Purchaser, acting reasonably.

(m)	Other Documents. The Seller shall execute and deliver or cause to be executed and delivered to the Purchaser such other documents relevant to the Closing as the Purchaser, acting reasonably, may request.

(n)	Best Efforts. The Seller shall use their best efforts to satisfy the conditions contained in this Section 8.1.
8.2 Conditions of Closing in Favour of the Seller.
     The purchase and sale of the Purchased Assets is subject to the following terms and conditions for the exclusive benefit of the Seller, to be fulfilled or performed at or prior to the Time of Closing:
(a)	Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of the President of the Purchaser dated the Closing Date to that effect shall have been delivered to the Seller, such certificate to be in form and substance satisfactory to the Seller, acting reasonably.

(b)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing shall have been complied with or performed and a certificate of the President of the Purchaser dated the Closing Date to that effect shall have been delivered to the Seller, such certificate to be in form and substance satisfactory to the Seller, acting reasonably.

(c)	No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any Person to enjoin, restrict or prohibit the purchase and sale of the Purchased Assets contemplated hereby.

(d)	Escrow Agreement. The Purchaser and the Escrow Agent shall have executed and delivered to the Seller the Escrow Agreement.

(e)	Other Documents. The Purchaser shall execute and deliver or cause to be executed and delivered to the Seller such other documents relevant to the closing of the transaction contemplated hereby as the Seller, acting reasonably, may request.

(f)	Best Efforts. The Purchaser shall use its best efforts to satisfy the conditions contained in this Section 8.2.

ARTICLE 9
CLOSING ARRANGEMENTS
9.1 Place of Closing.
     The closing shall take place at the Time of Closing at the offices of Fasken Martineau DuMoulin LLP, counsel for the Seller, in Toronto, Ontario.
9.2 Transfer.
     Subject to compliance with the terms and conditions hereof, the transfer of possession of the Purchased Assets shall be deemed to take effect as at the Time of Closing.
9.3 Seller Closing Deliveries.
     At the Closing, the Seller shall deliver to the Purchaser the following:
(a)	the certificate executed by an executive officer of the Seller as set forth in subsections 8.1(a) and 8.1(b);

(b)	executed bills of sale, instruments of assignment, certificates of title and other conveyance documents, dated as of the Closing Date, transferring to the Purchaser all of the Seller’s right, title and interest in and to the Purchased Assets, together with possession of the Purchased Assets;

(c)	documents evidencing the assignment of the Assigned Contracts;

(d)	the Books and Records;

(e)	the Escrow Agreement, executed by the Seller;

(f)	certificate of compliance for the Seller issued by Industry Canada;

(g)	a signed original of the letter prepared by the Purchaser informing the Location Providers of the assignment of the Purchased Contracts to the Purchaser, that the Purchaser may reproduce and deliver to the Location Providers;

(h)	a file for each Purchased Contract which includes (i) an original (if available, but otherwise a copy) of the Purchased Contract and any amendments thereto, (ii) all terminal passwords, serial numbers, key codes, EPROM codes and other information required in order to gain access to the Purchased Contract ATM at that Location, and (iii) all documents and correspondence relevant to the administration of the Purchased Contracts;

(i)	all files and documentation with respect to the Intellectual Property included in the Purchased Assets; and

(j)	all other documents required to be entered into by the Seller pursuant hereto or reasonably requested by the Purchaser to convey the Purchased Assets to the Purchaser or to otherwise consummate the transactions contemplated thereby.
     Furthermore, prior to Closing the Seller shall have, or shall have caused its agents (including eFunds) to, effective as of the Change Over Time and as, if and when directed by the Purchaser, (i) transfer the transaction processing for the Purchased Contract ATMs to the Purchaser’s Switch, (ii) notify the Seller’s Switches of the assignment of the Purchased Contracts to the Purchaser and instruct the Seller’s Switches to begin depositing the Seller’s share of the Surcharge and Interchange Fees into the Purchaser’s bank account, and (iii) withdraw the Purchased Contract ATMs from the agreements under which helpdesk, maintenance and repair services are provided to the Purchased Contract ATMs.
9.4 Purchaser Closing Deliveries.
     On the Closing, the Purchaser shall deliver to the Seller or the Escrow Agent, as the case may be, the following:
(a)	the Holdback Amount to be paid at Closing pursuant to subsection 3.2(a), paid and delivered in accordance with such subsection;

(b)	the portion of the Purchase Price to be paid at Closing pursuant to subsection 3.2(b), paid and delivered in accordance with such subsection;

(c)	the certificate of the President of the Purchaser as set forth in subsections 8.2(a) and 8.2(b);

(d)	the Escrow Agreement, executed by the Purchaser;

(e)	certificate of status for EZEE ATM GP Inc.;

(f)	the tax elections described in Section 3.6; and

(g)	all other documents required to be entered into or delivered by the Purchaser at or prior to the Closing pursuant hereto or reasonably required by the Seller to convey the Purchased Assets to the Purchaser or to otherwise consummate the transactions contemplated hereby.
9.5 Further Assurances.
     Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will, at the request and expense of the requesting party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

9.6 Risk of Loss.
     From the date hereof up to the Time of Closing, the Purchased Assets shall be and remain at the risk of the Seller.
ARTICLE 10
TERMINATION
10.1 Termination.
     This Agreement may be terminated:
(a)	in writing by mutual consent of the parties;

(b)	by written notice from the Seller to the Purchaser, in the event the Purchaser (i) fails to perform in any material respect any of its covenants or agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Seller having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 10.1;

(c)	by written notice from the Purchaser to the Seller, in the event the Seller (i) fails to perform in any material respect any of its covenants or agreements contained herein required to be performed by it at or prior to the Closing or (ii) materially breaches any of its representations and warranties contained herein, which failure or breach is not cured within ten (10) days following the Purchaser having notified the Seller of its intent to terminate this Agreement pursuant to this Section 10.1; or

(d)	by written notice by the Seller to the Purchaser or the Purchaser to the Seller, as the case may be, in the event the Closing has not occurred on or prior to January 31, 2007 (the “Expiration Date”) for any reason other than delay or non-performance of the party seeking such termination. For greater certainty, if this Agreement is terminated after the Change Over Time, all monies and other benefits accruing to the benefit of the Purchaser as a result of the operation of this Agreement shall be immediately returned to the Seller.
10.2 Specific Performance and Other Remedies.
     Each party hereby acknowledges that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, in the event that any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. In the event that any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms hereof and in addition to any remedy at law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.
10.3 Effect of Termination.
     In the event of termination of this Agreement pursuant to this Article 10, this Agreement shall forthwith become void and there shall be no liability on the part of any party or its partners, officers, directors or shareholders, except for obligations under Section 13.4 (Commissions), Section 13.5 (Disclosure; Public Announcements), Section 13.8 (Transaction Costs) and this Article 10, all of which shall survive the Termination Date; provided that the Seller or the Purchaser may bring an action pursuant to Article 11 against the other for damages suffered by the Seller or the Purchaser, as the case may be, where the termination results from the application of subsections 10.1(b) or 10.1(c), as the case may be. Nothing contained herein shall relieve any party from liability for any breach hereof.
ARTICLE 11
INDEMNIFICATION
11.1 Indemnification Obligations of the Seller and the Shareholder.
     The Seller and the Shareholder shall jointly and severally indemnify, defend and hold harmless the Purchaser and its Affiliates, each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Purchaser Indemnified Parties”) from, against, and in respect of, any and all Losses (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:
(a)	(subject to Section 11.4) any breach or inaccuracy of any representation or warranty made by the Seller in this Agreement or in any Ancillary Document to which it is a party (for purposes of this subsection 11.1 (a), such representations and warranties shall be read without reference to materiality or similar monetary and non-monetary qualifications);

(b)	any breach of any covenant, agreement or undertaking made by the Seller in this Agreement or in any Ancillary Documents to which it is a party;

(c)	any fraud, willful misconduct or bad faith of the Seller in connection with this Agreement or in any Ancillary Document to which it is a party;

(d)	the existence or the assertion of any Liens on any of the Purchased Assets, any defect or deficiency in the Seller’s title to any of the Purchased Assets prior to the Closing, or the existence of any Contract, option or other right or privilege outstanding in favour of any Person for the purchase from the Seller of the Business (or any part thereof) or any of the Purchased Assets (other than Inventory in the ordinary course of business); and

(e)	any failure by the parties to comply with any applicable bulk sales Laws, except for Losses resulting from the failure of the Purchaser to pay, fulfill, perform, discharge and satisfy in due course the Assumed Liabilities in accordance with the terms thereof.
11.2 Indemnification Obligations of the Purchaser.
     The Purchaser shall indemnify and hold harmless the Seller and its Affiliates, each of their respective officers, directors, employees, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to:
(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in this Agreement or in any Ancillary Document to which it is a party;

(b)	any breach of any covenant, agreement or undertaking made by the Purchaser in this Agreement or in any Ancillary Document to which it is a party; or

(c)	any fraud, willful misconduct or bad faith of the Purchaser in connection with this Agreement or the Ancillary Documents to which it is a party.
Notwithstanding any other provisions of this Agreement, the Purchaser shall indemnify and hold harmless the Seller Indemnified Parties from, against and in respect of any and all Losses (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) arising out of or relating to early termination after the Closing Date by the Seller of the following Contracts, which are not be assigned to the Purchaser: Fulcrum Publications; Gestion Communications Info Bar; R.I.B.A. Corp.; Serca Foodservice Inc.
11.3 Indemnification Procedure.
     Promptly following receipt by a Purchaser Indemnified Party or a Seller Indemnified Party (an “Indemnified Party”) of notice by a third party (including any Regulatory Authority) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other party for any Loss, such Indemnified Party shall notify the Purchaser, the Seller or the Shareholder, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability hereunder with respect to such claim only if, and only to the extent that, such failure to so notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within twenty (20) days thereafter assuming full responsibility for any Losses resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such twenty (20) day period, then the Indemnifying Party shall pay the reasonable fees and disbursements of counsel for the Indemnified Party as incurred. In any audit, investigation, action or proceeding for which indemnification is being sought hereunder the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such party’s own expense. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use reasonable efforts to keep the Indemnifying Party or Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.
     No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (i) the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to this Section 11.3 or (ii) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party and its officers, directors, employees and Affiliates from all liability arising out of such claim. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (x) such settlement, compromise or consent includes an unconditional release of the Indemnified Party and its officers, directors, employees and Affiliates from all liability arising out of such claim, (y) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and (z) does not contain any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.
     In the event an Indemnified Party claims a right to payment pursuant hereto, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. The failure by any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party with respect to any claim made pursuant to this Section 11.3, it being understood that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the survival period for such representation or warranty under Section 6.1 or Section 6.2, as the care may be. In the event the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under this Article or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under this Article 11, and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or such portion of such claim) becomes finally determined. In the event the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, as promptly as possible, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim

(by mutual agreement, litigation, arbitration or otherwise) and, within five (5) Business Days following the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds in an amount equal to such claim as determined hereunder.
     If the amount of any payment due from the Seller under this Article 11 exceeds the available balance of the Holdback Amount at the time such payment is due or if the Holdback Amount has been disbursed to the Seller at the time such payment is due, any Purchaser Indemnified Party may claim such amount directly from the Seller or the Shareholder, and the Seller and the Shareholder shall be jointly and severally liable to such Purchaser Indemnified Party for such amount. The rights of the Purchaser to receive any disbursements from the Holdback Amount shall be without prejudice to any rights the Purchaser may have hereunder or otherwise to seek indemnity from the Seller and/or the Shareholder or to otherwise pursue any remedy available to it under applicable Laws (provided for greater certainty that in no case shall the Purchaser be entitled to double-recovery).
     Notwithstanding the foregoing, if, prior to the close of business on the last day of the applicable survival period set forth in Section 6.1 or 6.2, as the case may be, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.
     In calculating the amount of any Losses of an Indemnified Party under this Article 11, there will be subtracted the amount of any (1) insurance proceeds actually received by the Indemnified Party with respect to such Losses and (2) third-party payments actually received by the Indemnified Party with respect to such Losses. In the event that the Indemnifying Party reimburses the Indemnified Party for any Losses prior to the occurrence of any events contemplated by clause (1) or (2) above, the Indemnified Party will remit to the Indemnifying Party any such amounts that the Indemnified Party subsequently receives or realizes with respect to such Losses. Upon the payment in full of any claim hereunder (whether by compromise or otherwise), the Indemnifying Party will be subrogated to the rights of the Indemnified Party against any Person with respect to the subject matter of such claim.
     Without limitation of their respective rights and obligations as set forth elsewhere in this Article 11, and subject to the procedures for indemnification claims set forth in this Article 11, the Seller or the Purchaser as an Indemnified Party, as the case may be, will act in good faith, will use commercially reasonable efforts to mitigate any Losses, will use similar discretion in the use of personnel and the incurring of expenses as the Indemnifying Party would use if it was engaged and acting entirely at its own cost and for its own account, and will consult regularly with the Indemnifying Party regarding the conduct of any proceedings or the taking of any action for which indemnification may be sought.
     The Seller and the Purchaser agree to treat all indemnity payments as adjustments to the amount of the total consideration paid for the Purchased Assets for all purposes related to Taxes to the extent permitted by applicable Law.

     After the Closing, this Article 11 will constitute the Seller’s and the Purchaser’s exclusive remedy for any of the matters addressed herein or other claim arising out of or relating to this Agreement, other than fraud.
11.4 Liability Limits.
(a)	Notwithstanding anything to the contrary set forth herein, the Purchaser Indemnified Parties shall not make a claim against the Seller or the Shareholder for indemnification pursuant to subsection 11.1 (a) for Losses unless and until the aggregate amount of such Losses exceeds $100,000 (the “Basket”), in which event the Purchaser Indemnified Parties may claim indemnification for only those Losses in excess of $100,000; provided, however, that any claim relating to any breach or inaccuracy of any of the representations and warranties set out in subsection 6.1 (a) or 6.1(b) shall not be subject to the Basket.

(b)	The total aggregate amount of the liability of the Seller and the Shareholder for Losses of the Purchaser Indemnified Parties made pursuant to subsection 11.1 (a) shall be limited to the Purchase Price; provided, however, that the total aggregate amount of the liability of the Seller and the Shareholder for Losses of the Purchaser Indemnified Parties arising out of fraud or wilful misconduct or relating to any breach or inaccuracy of any of the representations and warranties set out in subsection 6.1(a) or 6.1(b) shall not be subject to any limits.
11.5 Investigations.
     The respective representations and warranties of the parties contained in this Agreement or any Ancillary Document delivered by any party at or prior to the Closing and the rights to indemnification set forth in this Article 11 shall not be deemed waived or otherwise limited or affected by any investigation made, or knowledge acquired, by a party.
11.6 Set Off.
     Any party shall be entitled to set-off any amount or right it may be entitled to pursuant to this Agreement against any amount, right or obligations owed to any other party under this Agreement or any Ancillary Document.
ARTICLE 12
RESTRICTIVE COVENANT
12.1 Non-Solicit.
     Each of the Seller and the Shareholder agrees that for a period of five (5) years from and after the Closing Date (the “Non-Solicit Period”), it will not, either itself or as a consultant, adviser, shareholder, partner or subcontractor, directly or indirectly, solicit, interfere with or endeavour to entice away any Location Provider, any other location providers of ATMs of the Purchaser or any employee, distributor, customer or supplier of the Purchaser or any direct or indirect Affiliate of the Purchaser. For greater certainty, nothing in this Section 12.1 shall restrict the Seller from providing photocopier machines and related services to any Person.
12.2 Non-Compete.
(a)	Each of the Seller and the Shareholder agrees and covenants, for the benefit of the Purchaser, that it shall not for the period of two (2) years from and after the Closing Date (the “Non-Competition Period”), anywhere in Canada, either itself or as a shareholder, partner, subcontractor, consultant, agent, lender, creditor, adviser or in any other capacity whatsoever, or in partnership, jointly, in conjunction with or otherwise in connection with any Person, directly or indirectly carry on or be engaged in or concerned with or have an ownership or other interest in, or advise, provide assistance, advice or lend money to, guarantee the debts or obligations of, or permit its name or any part thereof to be used or employed by or associated with any Person engaged in or concerned with or interested in, any business which is the same as or in competition in a material way with the Business or activities of the Purchaser related to the Business but which, for greater certainty, shall not include the business of owning and operating photocopier machines. For greater certainty, nothing in this Section 12.2 shall restrict the Seller from providing photocopier machines and related services to any Person.

(b)	The Purchaser agrees and covenants, for the benefit of the Seller and the Shareholder, that it shall not for the Non-Competition Period, anywhere in the United States, either itself or as a shareholder, partner, subcontractor, consultant, agent, lender, creditor, adviser or in any other capacity whatsoever, or in partnership, jointly, in conjunction with or otherwise in connection with any Person, directly or indirectly carry on or be engaged in or concerned with or have an ownership or other interest in, or advise, provide assistance, advice or lend money to, guarantee the debts or obligations of, or permit its name or any part thereof to be used or employed by or associated with any Person engaged in or concerned with or interested in, any TRM Competitive Business. Notwithstanding the foregoing, (i) the Purchaser shall not be restricted from acquiring any ownership interest in a Person that carries on any business with any member of the Wal-Mart Group in the United States, including any business competitive with the business or activities of the Seller or Shareholder with respect to the Wal-Mart Group, the foregoing restrictions shall not apply to any such acquired Person, and (ii) the foregoing restrictions shall not apply to the Purchaser to the extent the prohibited activities are conducted through a Person or business (including any assets of a Person) acquired by the Purchaser after the Closing Date. For the purposes of this subsection, the “TRM Competitive Business” means any business which is the same as or in competition in a material way with the Business insofar as it relates to any of the Wal-Mart Discount Stores, Wal-Mart Supercenter and Wal-Mart Neighborhood Market divisions of Wal-Mart Inc. or Sam’s Club (the “Wal-Mart Group”) (as such business is currently conducted by the Shareholder and as conducted by the Seller pre-Closing) or activities of the Seller or Shareholder related to such business insofar as it relates to the Wal-Mart Group.

(c)	The Purchaser agrees to file a joint election under proposed subsection 56.4(7) of the Tax Act, in the form prepared by the Seller or the Shareholder, in respect of the granting of restrictive covenants by the Seller and Shareholder pursuant to this Agreement.
12.3 Confidential Information.
     Each of the Seller and the Shareholder acknowledges having confidential information concerning the Business, including without limitation the Locations Providers (including the addresses of the Locations). Each of the Seller and the Shareholder agrees that after Closing it will (i) not use the confidential information except in the proper conduct of their obligations under any agreement with the Purchaser, (ii) hold the confidential information in confidence, and (iii) not disclose the confidential information. The restrictions contained in this Section 1.1 (b) shall not restrict the Seller from providing photocopier machine and related services to any Person and, for greater certainty, nothing in this Section shall apply to information which is part of the public domain or becomes part of the public domain other than as a result of a breach of this Agreement or if the Seller or the Shareholder is required by Law to disclose the confidential information.
12.4 Remedies.
     Each of the Seller and the Shareholder agrees that, in the event that a court determines that there exists any actual or threatened breach of any of the covenants or agreements contained in this Article 6, without prejudice to any and all other rights and recourses of the Purchaser, the Purchaser shall have the right to enforce the terms and provisions thereof by specific performance and/or injunction.
12.5 Reasonableness.
     Each of the Seller and the Shareholder acknowledges that the length of the Non-Solicit Period and the Non-Competition Period and the scope of the covenants set forth in this Article 12 are fair, reasonable and valid, and are reasonably required for the protection of the Purchaser. Each of the Seller and the Shareholder acknowledges that they have received full consideration for the covenants set forth in this Article 12 including, without limitation, the Purchase Price, and that the covenants of the Seller and the Shareholder in this Article 12 are essential conditions of the transactions contemplated by this Agreement.
12.6 Limitation of Scope.
     If any of the provisions of this Article 12 shall be determined by a court of competent jurisdiction to be invalid because the Non-Solicit Period and/or the Non-Competition Period is too long or because the scope of any restriction is too broad, then the parties hereto expressly authorize such court to reduce the Non-Solicit Period, the Non-Competition Period and the scope of those restrictions as such court may determine.

ARTICLE 13
GENERAL PROVISIONS
13.1 Counterparts, Facsimile Execution.
     This Agreement may be executed in several counterparts and such counterparts together shall constitute one and the same instrument. This Agreement or any counterpart may be delivered by fax or by electronic delivery of a scanned copy.
13.2 Notices.
     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(A)	if to the Purchaser:

35 Kelfield Street
Toronto, Ontario
M9W 5A1

	Attention:	The President
	Telecopier No.:	(416) 247-0235

With a copy to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montreal, Quebec
H3A 2N9

	Attention:	Philippe Johnson
	Telecopier No.:	(514) 841 6499

(B)	if to the Seller:

c/o TRM Corporation
1521 Locust Street
Philadelphia, PA
19102

	Attention:	Jeff Brotman
	Telecopier No.:	(215) 832-0078

With a copy to:

Fasken Martineau DuMoulin LLP
Suite 4200, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

	Attention:	Jon Levin
	Telecopier No.:	(416) 364 7813

(C)	if to the Shareholder:

1521 Locust Street
Philadelphia, PA
19102

	Attention:	Jeff Brotman
	Telecopier No.:	(215) 832-0078

With a copy to:

Fasken Martineau DuMoulin LLP
Suite 4200, Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

	Attention:	Jon Levin
	Telecopier No.:	(416) 364 7813
     Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three (3) Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.
     Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 13.2.
13.3 No Solicitation of Transactions.
     Between the date of this Agreement and the Closing Date, the Seller and the Shareholder will not, directly or indirectly, through any Affiliate, officer, director, manager or agent of any of them or otherwise, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or enter into negotiations of any type, directly or indirectly, or enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or

53

other similar agreement with any Person other than the Purchaser with respect to a sale of the assets of the Seller relating to the Business other than in the ordinary course of business, or a merger, consolidation, business combination, sale of all or any portion of the share capital of the Seller, or the liquidation or similar extraordinary transaction with respect to the Seller. The Seller and the Shareholder shall notify the Purchaser orally (within one (1) Business Day) and in writing (as promptly as practicable) of all relevant terms of any inquiry or proposal by a third party to do any of the foregoing that the Seller or the Shareholder or any of its respective Affiliates or any of their respective officers, directors, partners, managers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives may receive relating to any of such matters. In the event such inquiry or proposal is in writing, the Seller and that Shareholder shall deliver to the Purchaser a copy of such inquiry or proposal together with such written notice.
13.4 Commissions, etc.
     Each party agrees to indemnify and save harmless the other parties from and against all Losses suffered or incurred by any party in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent, investment bank or other intermediary who purports to act or have acted for or on behalf of any other party.
13.5 Disclosure; Public Announcements.
     Subject to its legal obligations (including requirements of stock exchanges and applicable Regulatory Authorities), each party shall consult with the other parties with respect to the timing and content of all announcements regarding this Agreement or the transactions contemplated hereby to the financial community, Regulatory Authorities, employees, suppliers, customers or the general public and shall use reasonable efforts to agree upon the text of any such announcement prior to its release. Notwithstanding the foregoing, without the prior written consent of the other parties, no party shall disclose to any Person the fact that this Agreement has been entered into or any of the terms of this Agreement other than to such party’s advisers who reasonably need to know such information for the purpose of advising the disclosing party, it being understood that such adviser will be informed of the confidential nature of this Agreement and the terms of this Agreement and will be directed to treat such information as confidential in accordance with the terms of this Agreement.
13.6 Assignment.
     This Agreement may not be assigned by any party without the consent of the other parties, provided that the Purchaser may assign its rights under this Agreement to any Person acquiring all or substantially all of the assets of the Purchaser.
13.7 Cooperation Following the Closing.
     Following the Closing, each party shall deliver to the other parties such further information and documents and shall execute and deliver to the other parties such further instruments and agreements as any other party shall reasonably request to consummate or confirm the transactions provided for herein, to accomplish the purpose or to assure to any other party the benefits hereof.

13.8 Transaction Costs.
     Except as otherwise expressly provided herein, (a) the Purchaser shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) the Seller and the Shareholder shall pay the fees, costs and expenses incurred by each of them in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of financial advisors, accountants and counsel to the Seller and the Shareholder.
13.9 Counterparts.
     This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.
[signatures on following page]

IN WITNESS OF WHICH this Agreement has been executed.

EZEE ATM GP INC, AS GENERAL		TRM (CANADA) CORPORATION
PARTNER OF EZEE ATM LP

By:	/s/ Chris Chandler,	By:	/s/ Jeffrey F. Brotman

	Chris Chandler, President	Name:	Jeffrey F. Brotman
		Title:	President

TRM CORPORATION

		By:	/s/ Jeffrey F. Brotman

		Name:	Jeffrey F. Brotman
		Title:	President

Schedule List (1)
Schedule 2.1 Purchased Assets
Schedule 2.2 Excluded Assets
Schedule 3.3 Allocation of Purchase Price
Schedule 3.5 Purchase Price Adjustments
Schedule 5.1 Exceptions to Representations and Warranties by the Seller
Schedule 5.1(d) Required Consents
Schedule 5.1 (h) Termination Notices
Schedule 5.1(i) Contracts
Schedule 5.1(p) Licenses
Schedule 5.1(q) Employee Plans
Schedule 7.12 Employees

(1)	Pursuant to Regulation S-K Item 601(b)(2), the Company agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.